Exhibit 99.1

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2018

DATED: March 29, 2019

CORPORATE OFFICE:	MANAGEMENT HEAD OFFICE:

Suite 650, 200 Burrard Street	Piso 5, Av. Jorge Chávez #154
Vancouver, BC V6C 3L6, Canada	Miraflores, Lima, Peru
Tel: 604.484.4085	Tel: 511.616.6060, ext. 2
Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Notice Regarding Non-IFRS Measures	3
Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources	3
Documents Incorporated by Reference	4
Date of Information	4
Currency	4

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	5

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three-Year History and Recent Developments	5

DESCRIPTION OF THE BUSINESS	13
General	13
Risk Factors	15
Material Mineral Properties	29
Caylloma Mine, Peru	29
San Jose Mine, Mexico	38
Lindero Project, Argentina	49

DIVIDENDS	62

DESCRIPTION OF CAPITAL STRUCTURE	62

MARKET FOR SECURITIES	62
Trading Price and Volume	63

DIRECTORS AND EXECUTIVE OFFICERS	63
Name, Occupation and Shareholding	63
Cease Trade Orders or Bankruptcies	65
Penalties or Sanctions	66
Conflicts of Interest	66

AUDIT COMMITTEE	66

LEGAL PROCEEDINGS	68

TRANSFER AGENT AND REGISTRAR	68

MATERIAL CONTRACTS	68

INTERESTS OF EXPERTS	68
Names of Experts	68
Interests of Experts	69

ADDITIONAL INFORMATION	69

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

Cautionary Statement – Forward-Looking Statements

Certain statements contained in this Annual Information Form (“AIF”) and any documents incorporated by reference into this AIF constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The forward-looking statements in this AIF include, without limitation, statements relating to:

•	production rates at the Company’s properties;
•	cash cost estimates;
•	Mineral Reserves and Mineral Resources, as they involve implied assessment, based on estimates and assumptions that the Mineral Reserves and Mineral Resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfields exploration programs;
•	the Company’s planned capital expenditures and brownfields exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfields exploration at the Caylloma Mine;
•	the Company’s construction of the open pit gold heap leach mine at the Lindero Project and the anticipated timing of commissioning and commercial production at the mine;
•	the maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	the expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such uncertainties and factors include, among others:

•	operational risks associated with mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty and risks related to the start-up of the Lindero Project;
•	uncertainty relating to capital and operating costs and economic returns of development projects such as the Lindero Project; risks associated with mineral exploration and project development;
•	environmental matters including potential liability claims;
•	uncertainty relating to nature and climate conditions;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition of the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Caylloma and San Jose Mines for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and its management and board of directors in foreign jurisdictions;
•	adequacy of insurance coverage;
•	risks related to the Company’s compliance with the Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	potential legal proceedings;
•	uncertainties relating to general economic conditions;
•	competition;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates;
•	tax audits and reassessments;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;
•	risks associated with climate change legislation;
•	risks related to the volatility of the trading price of the Company’s common shares (“Common Shares”);
•	dilution from future equity financing;
•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares;
•	uncertainty relating to the Company’s ability to pay dividends in the future; and
•	uncertainty relating to the enforcement of U.S. judgments against the Company;

as well as those factors referred to in the “Risk Factors” section in this AIF.

Forward-looking Statements contained in this AIF are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this AIF. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Notice Regarding Non-IFRS Measures

This AIF includes certain terms or performance measures that are not defined under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), including but not limited to cash cost per payable ounce of silver, cash costs per tonne of processed ore, all-in sustaining cash cost and all-in sustaining cash cost per payable ounce. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Company’s financial statements and management’s discussion and analysis. See “Non-GAAP Financial Measures” in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2018 regarding the Company’s use of non-IFRS measures which may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this AIF may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”). The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date	Date Filed on SEDAR website	Document Category on the SEDAR website
Technical Report, Caylloma Mine, Peru	March 8, 2019	March 28, 2019	Technical Report(s)
Technical Report, San Jose Mine, Mexico	February 22, 2019	March 28, 2019	Technical Report(s)
Technical Report, Lindero Property, Argentina	October 31, 2017	November 2, 2017	Technical Report(s)

Date of Information

This AIF is dated March 29, 2019. Except as otherwise indicated, the information contained herein is as at December 31, 2018, being the date of the Company’s most recently completed financial year end.

Currency

Unless otherwise noted, all references to “$” in this AIF refer to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the Business Corporations Act (British Columbia). On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru. The corporate head and registered office of the Company is located at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Fortuna is engaged in precious and base metals mining and related activities in Latin America, including exploration, extraction, and processing. Fortuna:

•	operates the Caylloma silver, lead and zinc mine (the “Caylloma Mine”) in southern Peru,
•	operates the San Jose silver and gold mine (the “San Jose Mine”) in southern Mexico, and
•	is constructing an open pit gold heap leach mine at the Lindero gold project (the “Lindero Project”) in northern Argentina.

Three-Year History and Recent Developments

San Jose Mine, Mexico

Located in the state of Oaxaca in southern Mexico, the 100% owned San Jose Mine covers a high-grade silver-gold bearing epithermal vein system.

In 2016, the Company produced at the San Jose Mine 6.1 million ounces of silver and 46,018 ounces of gold, an increase over 2015 of 24% and 19%, respectively.  The increases were the result of higher throughput of 26% and higher recoveries of 1 percentage point for both silver and gold offset by lower head grades of 3% for silver and 6% for gold.  Silver and gold annual production were 4% and 10% above 2016 guidance.  Annual average head grades for silver and gold were 228 g/t and 1.72 g/t or 1% below plan and 3% above plan respectively.  Increased silver and gold production was the result of higher contributions in ore tonnage and grade from Level 1,100 relative to the mine plan.

The expansion of the mill capacity to 3,000 tpd from 2,000 tpd was completed successfully on time and under budget.  As of July 1, 2016, the processing plant and mine were fully operational at 3,000 tpd, allowing for an anticipated annual production rate of 7-8 million ounces of silver and 50-53 thousand ounces of gold.  The capital expenditure of the plant expansion was $27.5 million, 16% below budget.

Cash cost per tonne of processed ore for 2016 was $56.90, or 3% below the cost in 2015. Cash cost in the second half of 2016 was $55.0 compared to $59.8 in the first half of the year reflecting the positive impact on unit costs of the expanded plant capacity commissioned in July. The cash cost per tonne for 2016 was in line with guidance for the year as a result of an average exchange rate of the Mexican peso to United States dollars being 19% above our assumption for cost guidance, offset by higher costs related to the filtration plant. Excluding this effect, the cash cost would have been 7% above guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.58 for 2016, and below the annual guidance of $9.10 as a result of higher by-product credits.

Silver and gold annual production at the San Jose Mine for 2017 increased 23% and 22% respectively, to 7,526,556 and 55,950 ounces which was above the prior year’s production. The increases were the result of 18% higher throughput as well as 4% and 3% higher head grades of gold and silver over the comparative 2016 year. Silver and gold annual production were 6% and 8% above 2017 guidance, respectively. The processing plant treated 1,070,790 tonnes during 2017.

Cash cost per tonne of processed ore for 2017 was $59.70, or 5% above the cost in the prior year. Cash cost per tonne for 2017 was 5% above guidance due to higher mine support costs and local inflation on the cost of energy and materials. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.11 for 2017, and below the annual guidance of $8.40 as a result of higher gold prices.

In 2018, the Company produced at the San Jose Mine 7,979,634 ounces of silver, an increase over 2017 of 6%, and 53,517 ounces of gold, a decrease over 2017 of 4%. 2018 silver and gold production was 7% and 11% above the Mine’s annual guidance. Annual average head grades for silver and gold were 260 g/t and 1.75 g/t, being 8% above and 12% above annual guidance, respectively.

Cash cost per tonne of processed ore for 2018 was $63.72 or 7% higher than in 2017, due to higher energy tariffs in Mexico, higher distribution costs related to the direct export of concentrates and higher milling costs related to the dry stack re-handling in the first half of the year.

During 2019, the Company plans to process from the San Jose Mine 1,059,000 tonnes of ore averaging 247 g/t silver and 1.66 g/t gold. Capital investment is estimated at $12.7 million, including $8.3 million for sustaining capital expenditures and $4.3 million for brownfields exploration programs. Major sustaining capital investment projects include $3.4 million for mine development and $4.3 million for equipment and infrastructure.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma Mine and related mining concessions located in southern Peru.

In 2016, the Company produced at the Caylloma Mine 1.3 million ounces of silver and 533 ounces of gold. Silver production was 26% below production in the prior year due to the decision to shift mining to base metal-rich zones in the polymetallic Animas Vein. Mining at the Bateas high-grade silver vein stopped at the beginning of the fourth quarter of 2015. Decrease in silver production was the result of lower production from the Bateas high-grade silver vein and from Level 6 of the Animas Vein. Lead and zinc production increased 37% and 21%, respectively, year-over-year.

Cash cost per tonne of processed ore at Caylloma for 2016 was $71.89, a decrease of 16% from 2015 resulting from lower mining costs due to the cessation of mining in the narrow high grade silver veins, lower indirect costs related to headcount, and the plant optimization. The cash cost per tonne for 2016 was 9% below our guidance, as a result of lower mining costs and lower distribution costs related to lower lead concentrate production. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $4.34 for 2016, and below the annual guidance of $12.50 as a result of higher by-product credits and lower unit cash cost.

Total lead production at the Caylloma Mine for 2017 decreased 8% from 2016 to 29.9 million pounds while zinc production increased 3% to 44.3 million pounds, over 2016. Silver production decreased 25% to 943,038 ounces compared to 2016 production of 1,255,981 ounces. Head grades for lead, zinc, and silver were 8%, 1%, and 27% lower than in 2016, respectively; however, this decline in head grades was partially offset by a 3% increase in ore processed. Silver, zinc, and lead annual production were 6% below, 8% above, and in line with 2017 guidance. The processing plant treated 1,488 tpd during 2017.

Cash cost per tonne of processed ore for 2017 was $79.11 or 10% higher than in 2016 and 5% above guidance. The increase in cash costs was due mainly to higher mining, energy, and labour costs. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $(13.04) per ounce for 2017, and below the annual guidance of $10.80 per ounce.

In 2018, the Company produced at the Caylloma Mine 911,309 ounces of silver, being a 3% decrease over 2017 production. Silver production for 2018 was 11% above the Mine’s annual guidance. Annual average head grade for silver was 63 g/t, being 10% above guidance. Base metal production at the Caylloma Mine in 2018 totaled 28,254,570 pounds of lead and 45,484,648 pounds of zinc, 10% and 2% above the Mine’s annual guidance, respectively. Average head grades for lead and zinc were 2.62% and 4.28%, being 9% and 2% above annual guidance, respectively.

Cash cost per tonne of processed ore for 2018 was $83.47 or 6% higher than in 2017. The increase in cash costs was due mainly to higher indirect costs related to off-site labour and general services and mine support costs.

During 2019, the Company plans to process from the Caylloma Mine 535,500 tonnes of ore averaging 64 g/t silver, 2.53% lead and 3.87% zinc. Capital investments are estimated at $11.4 million, including $9.8 million for sustaining capital expenditures, $0.8 million for non-sustaining CAPEX, and $0.8 million for brownfields exploration programs. Major sustaining capital investment projects include $6.0 million for mine development and $3.1 million for equipment and infrastructure.

Lindero Project

In September 2017, the board of directors of the Company (the “Board”) approved the construction of an open pit gold heap leach mine at the Lindero Project.

Construction at the Lindero Project is well underway, and as at March 12, 2019 the overall project is 40% complete. Approximately 91% of direct capital costs have been committed. Construction spending for the fiscal year ended December 31, 2018 totaled $122.9 million comprising of $80 million on construction expenditures, of which $18.9 million was unpaid as at December 31, 2018, and $42.9 million on deposits on equipment and advances to contractors.

Construction highlights and milestones include:

•	18,750 tpd crushing and agglomeration plant

Crushing equipment including a primary crusher and apron feeder are scheduled for delivery to the project site starting in early April, 2019. Three secondary cone crushers and three screens are already on site. The High-Pressure Grinding Roll (HPGR) arrived on site in December 2018. Two agglomeration drums are in transit to the site. Chutes, conveyors and steel structures are being fabricated in shops in Argentina and Chile with deliveries according to schedule.

Excavation work for foundations at the crushing site is 95 percent complete. Civil works are currently underway with the building of retaining walls, placement of concrete at the HPGR site, and reinforced steel placement for primary and secondary crusher foundations.

•	Leach pad and pond area

The excavation of 1.2 million cubic meters of surface gravel and rock for ground preparation is 92 percent complete. Approximately 17 percent of the start-up area for the leach pad is complete with liner, piping, and overliner installed.

•	ADR and SART

The procurement of all key equipment is well advanced. Concrete foundations for the ADR building and work on the equipment foundations is underway.

•	8 MW power plant

Power plant site preparation is complete and all twelve power generators have arrived at the project and have been placed at their site. Eleven transformers for the plant are on site and the remaining one transformer is expected to arrive at the site in early April 2019. Ten -50 cubic meter fuel tanks are currently being installed for permanent operation.

•	Construction camp and ancillary facilities

The construction camp has the capacity to host a population of 1,200 workers. Peak head-count at the site is projected in May 2019 at 1,100 workers. Post-construction head count is estimated to be between 350 to 400 workers.

•	Mine and equipment fleet

All mine equipment required for the start of operations has arrived and has been assembled on site including; six 100 ton trucks, two 17 cubic yard wheel loaders, one 5 cubic yard crawler excavator, two 449 HP dozers, two 250 HP motor graders, and two 800 HP rotary blast hole drill rigs.

Management has completed a thorough review of the Project’s remaining construction schedule. Based on the progress of construction to date and the impact that abnormal rainfall has had on construction activities since late December 2018, the Company now plans to initiate ore stacking early in the fourth quarter of 2019 and is extending its guidance for achieving commercial production to the first quarter of 2020. The project team has had to overcome a slow start and ramp-up of activities from two key contractors involved in the massive earth excavations for the leach pad and foundation excavations for the crushing site; two activities that affected the critical path of the Project. The excavation for the leach pad and foundation excavations at the crushing site are 95% concluded. A slow build-up of camp availability has been another challenge for the Project. Current on-site head count stands at 900 workers with a peak projection of 1,100 workers expected in May 2019.

Selected upcoming milestones of the current construction schedule include:

2019

•	Early April: start of equipment installation, including HPGR tertiary crusher
•	Second quarter: start of on-site road construction for large equipment, and site preparation for mining
•	Mid year: commissioning of power plant and water pipeline system
•	Third quarter: commissioning of HPGR crushing and agglomeration plant and placing of first ore on leach pad
•	Fourth quarter: ore stacking and first doré poring

2020

•	First quarter: commencement of commercial production

Total construction capital costs are forecast to increase up to $295 million or 20% over initial capital guidance. The revised construction capital costs forecast includes $17 million for contingencies but excludes the potential cost savings from the devaluation of the ARS from the awarded contracts and inflation. The main drivers for the increased capital costs were higher owner’s costs and construction indirect costs related to the extension of the Project schedule, road maintenance and contractor stand-by costs due to abnormal rainfall impacting the project and access roads.

Health and Safety

In the past year, both of our operations achieved significant reductions in incapacitating accidents. In 2018 there were four at the Caylloma Mine (down from seven in 2017) and four at the San Jose Mine (down from seven in 2017). The frequency and severity ratios of accidents also declined at both operations. At the Caylloma Mine, the frequency ratio for 2018 was 1.44 (2.93 in 2017) and the severity ratio was 99 (432 in 2017). The San Jose Mine had a frequency ratio for 2018 of 1.50 (2.48 in 2017) and 132 for severity (138 in 2017).

The improvements in the health and safety records at both Mines reflect the structural changes made by the Company in 2017 to improve safety throughout our operations. We have increased our investment in infrastructure; improved the quality of supervision of the operations, which includes the appointment of our new health, safety, security and environment (HSSE) corporate manager to work with our subsidiaries; and the mechanization of some unit operations at the Mines.

Acquisition of Goldrock Mines Corp. / Lindero Project, Argentina

In July 2016, the Company completed the acquisition of all of the issued and outstanding shares of Goldrock Mines Corp. (“Goldrock”) by way of plan of arrangement (the “Arrangement”). Goldrock is now a wholly-owned subsidiary of Fortuna. Pursuant to the Arrangement, Goldrock shareholders received 0.1331 of a Common Share for each common share of Goldrock held. Outstanding warrants to purchase Goldrock common shares became exercisable for Common Shares based on the same exchange ratio. The Company has filed a Form 51-102F4, Business Acquisition Report, on www.sedar.com.

As a result of the Arrangement, the Company acquired a 100% interest in the Lindero Project, a porphyry gold deposit located in northwestern Argentina, 260 km due west of Salta City. Mineralization at the Lindero Project was initially discovered in September 1999. An independent resource estimate was calculated in 2003, followed by a Prefeasibility Study completed in 2010 and a Feasibility Study completed in 2013. Goldrock filed on SEDAR a technical report dated February 23, 2016 in order to update the 2013 Feasibility Study.

In early November 2017, the Company filed on SEDAR an updated feasibility study technical report on the Lindero Project.

Financing

On February 9, 2017, the Company completed a bought-deal public financing (the “Financing”) with a syndicate of underwriters co-led by Raymond James Ltd., BMO Nesbitt Burns Inc. and Scotia Capital Inc., and including CIBC World Markets Inc. and National Bank Financial Inc. (together the “Underwriters”), pursuant to which the Company issued 11,873,750 Common Shares at a price of $6.30 per Common Share, for gross proceeds of $74.8 million. Net proceeds were $70.9 million after deduction of underwriting fees and expenses. The proceeds from the Financing were added to the Company’s existing cash position, to be used for general working capital purposes.

Changes in Board and Management

In mid-2016, Michael Iverson and Thomas Kelly retired from the Board. On September 26, 2016, David Laing was appointed as an independent member of the Board and the audit committee. Alfredo Sillau was appointed as an independent member of the Board on November 29, 2016. On December 21, 2016, Mr. Sillau was appointed to the audit committee in the place of Mr. Laing, and Mr. Laing was appointed to the Company’s compensation committee.

David Volkert was appointed as Vice-President, Exploration as of August 8, 2016 to replace Thomas Vehrs following Mr. Vehrs’ retirement in July 2016. Effective January 1, 2017, Eric Chapman, Corporate Head of Technical Services of Fortuna, was promoted to the new position of Vice-President of Technical Services. Effective April 5, 2017, Gordon Jang was appointed to the new position of Vice-President of Finance and Accounting.

On August 16, 2017, Kylie Dickson was appointed as an independent member of the Board, and she was appointed to the audit committee in the place of David Farrell. As well, Mr. Farrell was appointed Chair of the corporate governance & nominating committee in the place of Mario Szotlender.

On May 1, 2018, David Farrell was appointed as the independent Lead Director of the Company, Alfredo Sillau was appointed to the compensation committee in the place of Mario Szotlender, and David Laing was appointed to the corporate governance & nominating committee. Robert Gilmore did not stand for re-election as a director at the Company’s annual general meeting held on June 14, 2018. Immediately following the annual general meeting, Kylie Dickson was appointed to the corporate governance & nominating committee and as chair of the audit committee, and David Farrell was appointed to the audit committee.

On March 12, 2019, the Board approved the establishment of a Sustainability Committee comprised of David Laing (Chair), Alfredo Sillau and Mario Szotlender. The purpose of the committee is to assist the Board in fulfilling its oversight responsibilities by reviewing and guiding the Sustainability, Social Responsibility, Environmental, and Health and Safety policies of the Company established by the senior officers of the Company.

Credit Facilities

In January 2018, the Company entered into a third amended and restated credit agreement with the Bank of Nova Scotia (the “2018 Credit Facility”). The 2018 Credit Facility consists of a $40 million non-revolving credit facility and an $80 million revolving credit facility, both having with a four year term from closing of the 2018 Credit Facility. The 2018 Credit Facility is secured by a first ranking lien on the Company’s material subsidiaries and their assets. The Company must comply with the terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants. The proceeds of the 2018 Credit Facility were intended to be used primarily to finance the mine construction at the Lindero Project.

In conjunction with the closing of the 2018 Credit Facility, the 2015 hedging of interest rates on the $40 million term loan set to expire in 2019 was unwound, and a new hedging arrangement through an interest rate swap contract was entered into for a four year term coinciding with the 2018 $40 million term loan.

Effective December 13, 2018, the Company further amended the 2018 Credit Facility. Pursuant to the joinder and amendment to the Credit Facility, BNP Paribas was added as an additional lender under the Credit Facility and the revolving portion of the facility was increased from $80 million to $110 million for a temporary period of two years. The original $80 million revolving portion of the facility retains its original four year term.

Updated Mineral Reserve and Mineral Resource Estimates

During the past three years, the Company has released updated Mineral Reserve and Mineral Resource estimates for its properties as follows:

•	for Caylloma and San Jose as at December 31, 2015 - released in March 2016;
•	for Caylloma and San Jose as at December 31, 2016, combined with Mineral Reserve and Mineral Resource estimates for the Lindero Project - released in February 2017;
•	for Lindero as at September 9, 2017 - released in September 2017;
•	for Caylloma, San Jose and Lindero as at December 31, 2017 - released in February 2018; and
•	for Caylloma and San Jose as at December 31, 2018 – released in March 2019.

A summary of the December 31, 2018 estimates is as follows:

Highlights of Reserve and Resource Update

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 7.8 Mt containing 45.6 Moz silver and 272 koz gold, representing a year-over-year increase of 17 percent in tonnes, a 2 percent increase in contained silver ounces and no change in gold ounces

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 8.8 Mt containing an estimated 32.8 Moz silver and 168 koz gold, reflecting a year-over-year decrease of 17 percent and 13 percent in contained silver and gold ounces respectively

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Proven	149	85	0.26	2.09	3.23	0.4	1
		Probable	2,477	77	0.18	2.12	3.71	6.1	14
		Proven + Probable	2,626	77	0.18	2.11	3.69	6.5	15
	San Jose, Mexico	Proven	393	237	1.97	N/A	N/A	3.0	25
		Probable	4,779	235	1.51	N/A	N/A	36.0	232
		Proven + Probable	5,172	235	1.55	N/A	N/A	39.0	257
Total		Proven + Probable	7,798	182	1.09	N/A	N/A	45.6	272

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Measured	524	73	0.32	1.16	2.23	1.2	5
		Indicated	1,633	77	0.29	1.23	2.25	4.1	15
		Measured + Indicated	2,157	76	0.30	1.22	2.24	5.3	21
	San Jose, Mexico	Measured	49	77	0.56	N/A	N/A	0.1	1
		Indicated	272	84	0.59	N/A	N/A	0.7	5
		Measured + Indicated	321	83	0.59	N/A	N/A	0.9	6
Total		Measured + Indicated	2,478	77	0.34	N/A	N/A	6.1	27

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	5,345	102	0.32	2.40	3.83	17.6	56
	San Jose, Mexico	Inferred	2,415	196	1.44	N/A	N/A	15.2	112
Total		Inferred	7,760	132	0.67	N/A	N/A	32.8	168

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate
5.	Mineral Resources and Mineral Reserves are estimated as of June 30, 2018 for the San Jose Mine and as of August 31, 2018 for the Caylloma Mine and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018.
6.	Mineral Reserves for the San Jose Mine are estimated using an NSR break-even cut-off grade of US$65.90/t, equivalent to 131 g/t Ag Eq based on assumed metal prices of US$18.25/oz Ag and US$1,320/oz Au; estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au and mining costs of US$31.48/t; processing costs of US$16.55/t; and other costs including distribution, management, community support and general service costs of US$17.91/t based on actual operating costs. Mining recovery is estimated to average 89% and mining dilution 12%. Mineral Resources are estimated at a 100 g/t Ag Eq cut-off grade using the same metal prices and metallurgical recoveries as for Mineral Reserves and a mine to mill operating cost of US$52.50/t. Proven and Probable Mineral Reserves include 3.20 Mt containing 26.9 Moz of silver and 164 koz of gold reported at a 134 g/t Ag Eq cut-off grade, in addition to Inferred Resources totaling 1.32 Mt containing 7.1 Moz of silver and 49 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5 % royalty

7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$ 82.90/t; mechanized (enhanced) at US$ 70.30/t; semi-mechanized at US$ 93.10/t; and conventional at US$ 173.70/t using assumed metal prices of US$18.25/oz Ag, US$1,320/oz Au, US$2,270/t Pb and US$2,750/t Zn; metallurgical recovery rates of 84 % for Ag, 17 % for Au, 91 % for Pb and 90 % for Zn with the exception of high zinc oxide areas that use metallurgical recovery rates of 57 % for Ag, 17 % for Au, 57 % for Pb and 35 % for Zn; and the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75 % for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs. Mining recovery is estimated to average 92 % with mining dilution ranging from 10 % to 40 % depending on the mining methodology. Mineral Resources are reported based on estimated NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade based on mine to mill operational costs of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins)
8.	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.
9.	Totals may not add due to rounding procedures
10.	N/A = Not Applicable

11.	The technical reports from which the above information is derived are cited under the heading “Description of the Business - Material Properties”.

San Jose Mine, Mexico

As of December 31, 2018, the San Jose Mine has Proven and Probable Mineral Reserves of 5.2 Mt containing 39.0 Moz of silver and 257 koz of gold, in addition to Inferred Resources of 2.4 Mt containing a further 15.2 Moz of silver and 112 koz of gold.

Year-over-year, Mineral Reserves increased 3 percent in tonnes while decreasing 3 percent and 1 percent in contained silver and gold, respectively, after net changes resulting from production-related depletion and the upgrading and conversion of Inferred Mineral Resources to Mineral Reserves due to a successful infill drill program focused primarily on the Stockwork zones.

Measured and Indicated Resources exclusive of Mineral Reserves remained constant year-over-year at 0.3 Mt although average silver and gold grades increased by 29 percent and 23 percent, respectively, due to changes in operating costs and commercial terms resulting in the breakeven cut-off grade for Mineral Reserves increasing from 117 g/t to 131 g/t Ag Eq.

Year-over-year, Inferred Resources decreased 24 percent and 12 percent in contained silver and gold ounces, respectively. Silver and gold grades decreased 19 percent and 6 percent respectively. The net variation is due to reductions resulting from the upgrading of Inferred Mineral Resources by infill drilling in the Stockwork zones.

Inferred Resources include the first time estimate of the recently discovered Victoria mineralized zone comprising 810,000t averaging 137 g/t Ag and 1.14 g/t Au reported above a 100 g/t Ag Eq cut-off (refer to footnote #6 on page 2 of this news release). The Victoria mineralized zone remains open in all directions.

Brownfields exploration program budget for 2019 at the San Jose Mine is US$4.5 million, which includes 11,500 meters of diamond drilling and 450 meters of underground development for drilling access and platforms. Exploration drilling will focus on the sub-parallel Victoria mineralized zone and Trinidad Central Deep.

A 2019 infill drilling program of 2,780 meters is underway at the San Jose Mine. The budget of the infill drill program is US$0.4 million.

Caylloma Mine, Peru

As of December 31, 2018, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.6 Mt containing 6.5 Moz of silver; in addition to Inferred Mineral Resources of 5.3 Mt containing 17.6 Moz of silver.

Year-over-year, Mineral Reserve tonnes increased 64 percent while contained silver, lead and zinc content increased 39 percent, 54 percent, and 69 percent respectively. Changes are primarily due to mining related depletion and the upgrading and conversion of Inferred Mineral Resources to Mineral Reserves due to a successful infill drill program focused on the Animas NE vein.

Measured and Indicated Resources, exclusive of Mineral Reserves, increased by 14 percent year-over-year to 2.2 Mt.

Inferred Mineral Resources year-over-year decreased by 7 percent to 5.3 Mt. Contained silver, lead and zinc content decreased by 10 percent, 21 percent and 12 percent respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas NE vein resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves counteracted by Brownfields exploration drilling discovering new resources in the Animas NE vein.

The Brownfields exploration program budget for 2019 at the Caylloma Mine is $0.8 million. Work planned includes mapping and sampling on additional mineralized silver-base metals structures.

A 2019 infill drilling program of 3,830 meters and 55 meters development drift is being presently executed at the Caylloma Mine. The budget of the program is US$0.48 million.

DESCRIPTION OF THE BUSINESS

General

Summary. The Company is engaged in silver and gold mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma Mine in southern Peru and the San Jose Mine in southern Mexico, and is constructing an open pit gold heap leach mine at the Lindero Project in northern Argentina.

The silver-lead, zinc, and silver-gold concentrates produced by the Company at its Caylloma Mine and its San Jose Mine are sold to international metals traders who in turn deliver the products to different clients around the world. The material sources of revenue for 2018 and 2017 are as follows:

	2018	2017
By type of concentrate:

Silver-lead concentrate	15%	16%
Zinc concentrate	18%	17%
Silver-gold concentrate	67%	67%

By metal contained in concentrate:

Silver	48%	50%
Lead	10%	10%
Zinc	18%	17%
Gold	24%	23%

Production Methods. The method of production both at Caylloma and San Jose consists of underground mining principally through cut and fill mechanized operations. Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits for Caylloma, and a gold-silver circuit for San Jose.

Specialized Skill and Knowledge. All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. Management considers training and re-training of its staff to be a priority.

Competitive Conditions. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, as well as for the recruitment and retention of qualified employees.

Environmental Protection. All phases of the Company’s operations are subject to environmental laws and regulations in the jurisdictions in which it operates. These environmental regulations provide restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration, development, construction and operating activities.

On October 11, 2018, the Company reported that on October 8, 2018, abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility at the San Jose mine. The contingency pond collects water from a ditch system at the dry stack tailing facility designed to capture and manage rain water. No industrial process water was discharged in this incident. The San Jose Mine uses a cyanide-free process to produce concentrate. Officials at the Procuraduria Federal de Protección al Ambiente (“PROFEPA”) were notified of the overflow on the day of the incident. The Company, along with federal, state and local authorities conducted inspections of the facilities at San Jose and the Coyote Creek. The Company has received PROFEPA’s report on the incident which confirms that the overflow did not contaminate soil, and therefore, no remediation is necessary. The Company has also received a final resolution from the Mexican National Water Commission (“CONAGUA”) which confirms that no remediation of the nearby Coyote Creek is required. However, the Company received a fine of approximately US$42,000 related to the incident. The Company has since installed additional pumping equipment, increased its monitoring system and reinforced the pipes and drainage channels from the dry stack facility to the contingency pond in order to mitigate the risk of an overflow in the event of abnormally high rainfall at the San Jose Mine in the future.

For further details of the incident, refer to Fortuna’s news releases dated October 11, 2018 “Fortuna reports heavy seasonal rains caused an overflow in a contingency pond of the dry stack tailings facility at the San Jose Mine, Mexico”; February 14, 2019 “PROFEPA report confirms no contamination of soil from overflow of contingency pond at the San Jose Mine, Mexico in October 2018” and March 28, 2019 “CONAGUA resolution confirms no remediation required as a result of the overflow of contingency pond at the San Jose Mine, Mexico in October 2018” on the Company’s website or under the Company’s profile on SEDAR.

The environmental permits under which the Company operates require it to reclaim certain lands that it disturbs during mining operations. Reclamation and closure activities can be significant and include land rehabilitation, decommissioning of mine facilities, ongoing care and maintenance and other costs.

There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations in respect of the operations of the Company during the financial year ended December 31, 2018, except for the change in anticipated timing of reclamation expenditures caused by the extended life of the Caylloma mine. The Company currently estimates the undiscounted uninflated amount of cash flows required to settle the Company’s estimated rehabilitation costs to be approximately $18 million for the Caylloma mine, the San Jose mine and the Lindero Gold Project.

Employees. The Company and its subsidiaries had 1,023 direct employees and 2,415 indirect employees through contractors as at December 31, 2018.

Foreign Operations. The Company’s material mineral resource properties are located in Peru, Mexico and Argentina, each of which has a stable government and mature mining industry and regulatory environment. However, changes in governments may lead to unanticipated or drastic changes in laws and regulations which could have a material adverse effect on the Company’s business, financial condition or results of operations.

Health and Safety, Social and Environmental Policies. The Company is committed to maintaining the health and safety of its personnel by minimizing hazards and providing training and safe equipment. A strong safety culture is encouraged so that all employees are empowered to report and address safety issues.

The Company has built strong relationships with the communities in which it operates, and is dedicated to innovative, sustainable projects and partnerships that build company engagement in local communities while respecting their values, customs and traditions.

The Company is committed to complying in all material respects with all environmental laws and regulations applicable to its activities. It interacts proactively with authorities and communicates openly about its activities. The Company works directly and collaboratively with local communities to protect and preserve the environment.

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Risks Relating to the Company’s Business Operations

The Company’s operations are subject to operating hazards and risks incidental to mining operations.

Mining operations generally involve a high degree of risk.  Operations in which the Company has a direct or indirect interest, including the Caylloma Mine, the San Jose Mine and the Lindero Project, will be subject to all of the hazards and risks normally incidental to exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure.  Any such hazards could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material adverse effect on the Company’s financial position.

Mineral Resources, Mineral Reserves and precious metal recoveries are estimated.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. The Mineral Resource and Mineral Reserve estimates included or incorporated by reference in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geometallurgical assumptions, geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference in this AIF or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company may prove to be unreliable.

The Company’s capital and operating costs are affected by the cost of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company's business, financial condition and results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results. Any such information is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, the market prices of silver, gold and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of the government and community relations, and its compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, these forward looking statements should be considered in the context in which they are made and undue reliance should not be placed on them.

Uncertainties and risks related to the start-up of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include:

•	Hiring of key personnel for the construction and commissioning;
•	Availability and delivery of critical equipment within the timeline;
•	Delays associated with contractors;
•	Budget overruns due to changes in costs of fuel, power, materials and supplies; and
•	Potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact in future cash flows, profitability, results of operations and financial condition.

It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Lindero Project.

Development projects such as the Lindero Project are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

The development of the mine at the Lindero Project requires significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of such projects. The Lindero Project has no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climactic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will significantly differ from those currently estimated for the Linder Project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of the Lindero Project: unanticipated changes in grades and tonnes or ore to be mined and processed, unanticipated adverse geologic conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labor, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents labour actions and force majeure events.

The development of the Company’s properties requires substantial exploration, expenditure and the development of infrastructure.

Development of the Company’s non-producing properties will only follow upon obtaining satisfactory exploration and engineering results that confirm economically recoverable and saleable volumes of minerals and metal as well as the legality of such development. The business of mineral exploration and development is speculative in nature and involves a high degree of risk, as few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of Mineral Reserves.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Development of the Company’s non-producing projects will require the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to maintain necessary environmental and other governmental approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling and development and for mining and processing facilities and infrastructure.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Company’s operations require water, and the San Jose Mine is located in a region where water is scarce.  While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company.  New water development projects, or climatic conditions such as extended drought, could adversely affect the Company. There can be no guarantee that the Company will be successful in maintaining adequate supplies of water for its operations.

The Company’s operations are subject to extensive environmental regulation.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

The Company’s business is sensitive to nature and climate conditions.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Such geotechnical risks could impact the structural integrity of our mines, stockpiles, leach pads and tailings storage facilities. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

The Company’s operations are subject to political and other risks in the countries in which it operates.

The Company currently conducts, or plans to conduct, exploration, development and production activity in a number of countries, including Peru, Mexico, Argentina and Serbia. There are uncertainties in these regions regarding future changes in applicable laws related to exploration, development and mining operations. For instance, in January 2014, amendments to the Mexican federal corporate income tax law required titleholders of mining concessions to pay annually a 7.5% duty on their mining related profits and a 0.5% duty on revenues obtained from the sale of gold, silver and platinum, effective March 2015. Additionally, the State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations. On September 4, 2018, the Argentine Executive Branch issued an executive order which established an export tax of 12% over all goods exported from Argentina, applicable from September 4, 2018 to December 31, 2020. The tax is capped at four Argentine pesos per United States dollar for bullions and unrefined gold, and at three Argentine pesos per United States dollar for unrefined silver and zinc, copper and precious metal ore and their concentrate. This action was part of a larger plan that included other austerity measures in Argentina. There can be no assurance that this export tax will not be extended beyond 2020. The Company is not able to determine the impact of other potential political and country risks on its future financial position, which include:

•	cancellation or renegotiation of contracts;
•	changes in foreign laws or regulations;
•	changes in tax laws;
•	royalty and tax increases or claims by governmental entities;
•	retroactive tax or royalty claims;
•	expropriation or nationalization of property;
•	inflation of costs that is not compensated by a currency devaluation;
•	restrictions on the remittance of dividend and interest payments offshore;
•	environmental controls and permitting;
•	opposition from local community members or non-governmental organizations;
•	civil strife, acts of war, guerrilla activities, insurrection and terrorism; and
•	other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. The Company may also evaluate business opportunities in other jurisdictions where such risks may exist. Furthermore, in the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

The Company is subject to extensive government regulations and permit requirements.

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  Failure to comply with applicable laws and regulations may result in fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.

The activities of the Company require licences and permits from various governmental authorities.  The Company currently has been granted the requisite licences and permits to enable it to carry on its existing business and operations. The Company has also been granted the principal licenses and permits necessary for exploration and construction of the Lindero Project, and permits related to construction activities have been received and are subject to renewal when applicable. There can be no assurance that the Company will be able to obtain all the necessary licences and permits which may be required to carry out exploration, development and mining operations for its projects in the future.  The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

The Company’s mining concessions may be terminated in certain circumstances.

Under the laws of the jurisdictions where the Company’s operations, exploration and development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, exploration and development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees and/or royalties are not paid or if environmental and safety standards are not met. Termination of any of the Company’s concessions could have a material adverse effect on the Company’s business, financial condition or results of operations.

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by most Latin American countries including Argentina, Peru and Mexico. It is possible however that these governments may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s mining and exploration operations in Mexico or Peru, or its development of the Lindero Project and exploration of other properties in Argentina, may have a material adverse effect on the business, operations, and financial condition of the Company.

The Company’s success depends on developing and maintaining relationships with local communities and stakeholders.

The Company’s ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding its operations, including indigenous peoples who may have rights or may assert rights to certain of the Company’s properties, and other stakeholders in its operating locations. The Company believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, the Company seeks to maintain its partnerships and relationships with local communities, including indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, [volunteer time, sponsorships] and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders can become dissatisfied with its activities or the level of benefits provided, which may result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Opposition of the Company’s exploration, development and operational activities may adversely affect the Company’s reputation, its ability to receive mining rights or permits and its current or future activities.

Maintaining a positive relationship with the communities in which the Company operates, including with respect to the Caylloma Mine, the San Jose Mine and the Lindero Project, is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits.

The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration, development or operational plans or enter into agreements with local stakeholders or governments with respect to its projects, in some cases causing considerable project delays. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

The Company is faced with uncertainty of funding for exploration and development.

The Company’s operating cash flow from the Caylloma Mine and the San Jose Mine may not be sufficient to cover the current and future costs of exploration and development of the Company’s other, non-producing properties, including the Lindero Project.  Exploration and development activities may be dependent upon the Company’s ability to obtain financing through joint ventures, equity or debt financing or other means. There can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

The Company is substantially reliant on the Caylloma Mine and the San Jose Mine.

All of the Company’s revenues were generated by the Caylloma Mine until September 2011, when commercial production commenced at the San Jose Mine.  For 2019, the Company anticipates that all of its revenue will come from the Caylloma Mine and the San Jose Mine. Until commencement of commercial production at the Lindero Project or until the Company acquires or develops additional properties or projects, the Company will remain largely dependent upon the operation of the Caylloma Mine and the San Jose Mine for its future revenue and profits, if any. If for any reason production at either mine was reduced or stopped, the Company’s revenues and profits would decrease significantly.

The title to the Company’s properties could be challenged or impugned.

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional businesses and assets that the Company acquires may not be successfully integrated.

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses.  In particular, the Company completed its acquisition of Goldrock in July 2016. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as:

•	a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms;
•	the quality of the mineral deposit acquired proving to be lower than expected;
•	the difficulty of assimilating the operations and personnel of any acquired companies;
•	the potential disruption of the Company’s ongoing business;
•	the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company;
•	the failure to maintain uniform standards, controls, procedures and policies;
•	the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and
•	the potential unknown liabilities associated with acquired assets and businesses.

There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and cause the Company’s business, results of operations and financial condition to suffer.

The Company may need additional capital to finance future acquisitions. There can be no assurance that such financing would be available, on favourable terms or at all. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Impairments.

It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s assumptions, and sensitivity analyses and actual future outcomes may differ from these estimates.

As at December 31, 2018, the Company determined there were indicators of impairment at the Lindero Project due to increased direct capital costs as well as increased owner and other indirect costs due to construction delays that extended the project completion date. The Company performed a test of impairment based on the current life of mine plan using a discount rate of 7.25% and a long-term gold price of $1,313/oz. Other assumptions that factored into the test include forecast currency and inflation rates, a contingency amount, future cash operating costs, initial capital and sustaining capital expenditures. As a result, management estimated the recoverable amount of the Lindero Project as at December 31, 2018, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. However, adverse changes in any of these assumptions in future periods may result in an impairment.

The Company is dependent on key personnel.

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Incentive provisions for the Company’s key executives include the granting of stock options and various share units that vest over time, which are designed to encourage such individuals to stay with the Company. However, a low Common Share price, whether as a result of disappointing progress in the Company's exploration, development, construction or operating activities or as a result of market conditions generally, could render such agreements of little value to the Company’s key executives. In such event, the Company’s key executives could be susceptible to being hired away by the Company's competitors who could offer a better compensation package. If the Company is unable to attract and retain key personnel, its business, financial conditions and results of operations may be adversely affected.

The Company relies on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions.

The Company’s material mining or exploration property interests are located in Peru, Mexico and Argentina. The legal and regulatory requirements in certain of these countries with respect to mineral exploration and mining activities, as well as local business customs and practices, are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business customs and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. There can be no guarantee that reliance on such local counsel and advisors and the Company’s management and board of directors will result in compliance at all times with such legal and regulatory requirements and business customs and practices. Any such violations could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Certain of the Company’s directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. To the extent that such other companies may participate in ventures that the Company may also participate in, or in ventures that the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions. In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on its business, financial condition and results of operations.

The insurance coverage on the Company’s operations may be inadequate.

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s business, operations and financial condition.

Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its business and financial condition.

The Company must comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Beginning with the Company’s 2016 fiscal year, its auditor is also required to attest to the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time. If this occurs, the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX and the Company’s auditor may issue an adverse opinion on the effectiveness of its internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

The Company may be responsible for corruption and anti-bribery law violations.

The Company’s business is subject to the Foreign Corrupt Practices Act (the “FCPA”) and the Corrupt Foreign Public Officials Act (the “CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held interests are located in Peru, Mexico and Argentina, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Peru, Mexico, and Argentina and of any other countries in which it conducts business in the future.  The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible.  If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. The Company’s Anti-Corruption Policy and other corporate policies mandate compliance with these anti-bribery laws; however there can be no assurance that the Company’s internal control policies and procedures always will protect it from fraudulent behavior or dishonesty and other inappropriate acts committed by the Company’s employees and agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices.

The Company may be subject to legal proceedings that arise in the ordinary course of business.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry, it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable, is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

General economic conditions could impact the Company’s business.

Turmoil in global financial markets in recent years has had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The sovereign debt crisis in Europe and the recent economic slowdown in China have been some of the most visible risks to world financial stability.  A continued or worsened slowdown in economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;
•	the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs or projected economic returns; and
•	the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

The Company faces intense competition.

The mining industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws, regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or properties for exploration and development in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Metal prices and the marketability of metals acquired or discovered by the Company may be affected by factors beyond the Company’s control.

The marketability of metals acquired or discovered by the Company may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of silver, gold or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges.

The price of the Common Shares and the Company’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of silver, gold or other metals. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. The continued exploration and development of or commercial production from the Company’s properties may no longer be economically viable if serious price declines in the market value of silver, gold or other metals occur. Even if exploration, development or production is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed. Depending on the price of silver, gold and other metals, cash flow from mining operations may not be sufficient and the Company’s financial condition and results of operations may be adversely affected. The Company may lose its interest in, or may be forced to sell, some of its properties as a result. If any such circumstances occur, the price of the Common Shares may be significantly adversely affected.

The Company may suffer adverse effects arising from fixed price commodity forward and option contracts for base metals production.

From time to time the Company may enter into agreements to receive fixed prices on any metal production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases and could suffer adverse effects to its business, financial position and results of operations as a result.

The Company may be adversely affected by operating expense exchange rate fluctuations.

The Company’s activities and operations in Mexico, Peru and Argentina make it subject to foreign currency fluctuations. Although the Company uses U.S. dollars as the currency for the presentation of its financial statements, the Company’s operating expenses are incurred in Mexican and Argentine Pesos and Peruvian Sol in proportions that will typically range between 40% and 60% of total expenses, depending on the country. The fluctuation of these currencies in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company’s mineral properties and therefore its ability to continue to finance its exploration, development and operations. Such fluctuations may also affect the value of the Company’s assets and shareholders’ equity. Future exploration, development and operational plans may need to be altered or abandoned if actual exchange rates for these currencies are less than or more than the rates estimated in any such future plans. To date, the Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. The Company cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

Tax Audits and Reassessments.

Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control. There is a risk that applicable tax authorities may audit the Company or its subsidiaries and issue a notice of reassessment for material amounts. In the event that applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, this could have a material and adverse effect on the Company’s business and its financial condition.

The Company is subject to fluctuating concentrate treatment charges and transportation costs.

The Company has entered into agreements to sell its concentrate production from the Caylloma Mine and the San Jose Mine for 2019. Smelting and refining rates are similar to contract rates established for 2018. There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms beyond 2019. The cost of transporting concentrate from the mines to the smelters is dependent on, among other things, the concentrate destination.  Transportation-related costs have been volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates would have an adverse impact on the Company’s results of operations and financial condition.

The Company may not have reserved sufficient monies to cover the costs associated with reclamation.

Land reclamation requirements are generally imposed on companies with mineral exploration, development and operations activity in order to minimize long-term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance, may be required over the tenure of any of the Company's projects to cover potential risks.  These additional costs may have material adverse impact on the Company’s business, financial condition and results of operations.

The Company is dependent upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

The Company’s information technology systems used in its operations are subject to disruption, damage or failure from a variety of sources including without limitation, computer viruses, security breaches, cyberattacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorize access to data or machines and equipment, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information, the corruption of data or the disabling, misuse or malfunction or machines and equipment. Various measures have been implemented to manage the Company’s risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information or operational technology disruptions, the Company could potentially be subject to production downtimes, operational delays, operating accidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which would have a material and adverse effect on the Company’s business, financial condition or results of operations.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations. Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material and adverse effect on the Company’s business, financial condition or results of operations.

Climate Change Legislation.

Governments are introducing climate change legislation and treaties at the international, national, and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. If the current regulatory trend continues, this may result in increased costs at some of our operations. The physical risks of climate change may also adversely impact the Company’s operations. These risks may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

Risks Relating to the Common Shares

The market price of the Company’s Common Shares is volatile.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Common Shares on the TSX and NYSE fluctuated significantly during the past year. There can be no assurance that continual fluctuations in price will not occur.

There are many factors that may influence such volatility. Macroeconomic conditions in North America, Peru, Mexico or Argentina and changes in the laws and regulations of these regions may have a negative effect on the development prospects, timelines or relationships for the Company’s properties. Negative changes in the public's perception of the Company’s prospects or of mining companies in general could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. The price of the Common Shares is also likely to be affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations, the Company’s financial condition or results of operations and the extent of research analyst coverage of its securities.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Shareholders may suffer dilution as a result of future offerings of the Common Shares or securities convertible into Common Shares.

The Company may sell equity securities in future offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company may also issue Common Shares as a result of exercises of the Company’s outstanding stock options or Common Share purchase warrants, or the vesting of the Company's outstanding share units. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities. The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. It is likely that the Company will issue additional securities to provide capital to fund expected expenditures and growth. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in potentially substantial dilution to shareholders.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company's outstanding stock options and Common Share purchase warrants or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, stock options, Common Share purchase warrants and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and the NYSE. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company has never paid, and does not currently anticipate paying, dividends.

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Company's board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Company’s board of directors may consider appropriate in the circumstances.

U.S. investors may find it difficult to enforce U.S. judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because all or a substantial portion of the Company's assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Material Mineral Properties

The Company has three 100% owned material mineral projects, described below. The Company filed an updated technical report on the Lindero Project in 2017 and on each of the San Jose Mine and the Caylloma Mine in 2019, each of which is summarized below.

Caylloma Mine, Peru

The following is the Summary from the technical report (the “Caylloma Technical Report”) entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” with an effective date of March 8, 2019 prepared by Eric Chapman, P.Geo. and Amri Sinuhaji, P.Eng. This summary is subject to certain assumptions, qualifications and procedures described in the Caylloma Technical Report and is qualified in its entirety by the full text of the Caylloma Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Technical Report.

1.	Introduction

This Technical Report (the Report) on the Caylloma Mine in the Caylloma District, Peru, has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

2.	Property description, location and ownership

The Caylloma Mine is located in the puna region of Peru at an altitude of between 4,300 and 5,000 meters above sea level (masl). Surface topography is generally steep with vegetation being primarily comprised of grasses and small shrubs common at high altitudes. The mine facilities are located at approximately 4,300 masl.

Access to the Caylloma Mine is by a combination of sealed and gravel road. The mine is located 225 road kilometers from Arequipa, a city of approximately a million people that includes an international airport, and requires a trip of approximately 5 hours by vehicle. Access is available to all concessions via a network of unsealed roads.

The Caylloma Mine is an operating underground mine located in the Caylloma Mining District 14 km northwest of the town of Caylloma at the UTM grid location of 8192263E, 8321387N, (WGS84, UTM Zone 19S).

The underground mine is operated by Compania Minera Bateas S.A.C. (Bateas), a Peruvian subsidiary 100 % owned by Fortuna. The operation has infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, tailings facilities, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the mine include offices, dining hall, laboratory, core logging and core storage warehouses.

The property comprises mining concessions; surface rights; a permitted 1,500 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The Caylloma Mine consists of mineral rights for 66 mining concessions for a total surface area of 34,472 hectares (ha).

Bateas has signed 21 surface right or easement contracts covering a total of 3,529.89 ha with land owners to cover the surface area needed for the operation and tailings facilities.

3.	History

The earliest documented mining activity in the Caylloma District dates back to that of Spanish miners in 1620. English miners carried out activities in the late 1800s and early 1900s. Numerous companies have been involved in mining the district of Caylloma but limited records are available to detail these activities.

The Caylloma Mine was acquired by Compania Minera Arcata S.A. (CMA), a wholly owned subsidiary of Hochschild Mining plc in 1981. Fortuna acquired the mine from CMA in 2005.

CMA focused exploration on identifying high-grade silver vein structures. Exploration was concentrated in the northern portion of the district and focused on veins including Bateas, El Toro, Paralela, San Pedro, San Cristobal, San Carlos, Don Luis, La Plata, and Apostles.

Production prior to 2005 came primarily from the San Cristobal vein, as well as from the Bateas, Santa Catalina and the northern silver veins (including Paralela, San Pedro, and San Carlos) with production focused on silver ores and no payable credits for base metals. While under CMA management production parameters fluctuated during the late 1990s, as reserves were depleted. Owing to low metal prices, funds were not available to develop the Mineral Resources at depth or extend along the strike of the veins. Ultimately this resulted in production being halted in 2002.

Production under Bateas management focused on the development of polymetallic veins producing lead and zinc concentrates with silver and gold credits. Total production since October 2006 through December 31, 2018 is estimated as 18.1 Moz of silver, 23 koz of gold, 117 kt of lead, and 163 kt of zinc.

4.	Geology and mineralization

The mine is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma Mine are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma Mine are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite, and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

There are two different types of mineralization at Caylloma; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Techo, La Plata, Cimoide La Plata, San Cristobal, San Pedro, San Carlos, Paralela, and Ramal Paralela veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Santa Catalina, Soledad, Silvia, Pilar, Patricia, and Nancy veins.

Underground operations are presently focused on mining the Animas and Animas NE veins.

5.	Exploration, drilling, and sampling

CMA implemented a series of exploration programs to complement their mining activities prior to the closure of the operation in 2002. There is no reliable information available to detail the exploration conducted by CMA at the Caylloma Mine. Bateas were able to recover and validate information on 47 diamond drill holes totaling 8,177.67 m drilled by CMA between 1981 and 2003 at the Caylloma Mine.

Since Fortuna took ownership of the property in 2005 the principal exploration conducted at the deposit has been surface and underground drilling, to explore the numerous vein structures identified through surface mapping or geophysical surveys conducted by Bateas, or for infill purposes to increase the confidence level of the Mineral Resource estimates.

As of August 31, 2018, Bateas had completed 1,296 drill holes on the Caylloma Mine totaling 225,361.80 m since the company took ownership in 2005 and represents all data compiled as of the data cut-off date used for Mineral Resource estimation. All holes are diamond drill holes and include 544 from the surface totaling 151,774.55 m, and 752 from underground totaling 73,587.25 m. It is important to note that not all the holes presented encountered mineralization and only drill holes in areas where reasonable geological continuity of mineralized structures could be established were used in defining and ultimately estimating Mineral Resources.

Bateas has used a number of different drilling contractors to carry out exploration and definition drilling since it took ownership of the mine in 2005. Both HQ (63.5 mm) and NQ (47.6 mm) diameter core were obtained, depending on the depth of the hole. Ground conditions are generally good with core recovery averaging 94%.

Proposed surface drill hole collar coordinates, azimuths and inclinations were designed based on the known orientation of the veins and the planned depth of vein intersection using geological plan maps and sections as a guide. Once the coordinates have been determined, the location of the collar is located in the field using differential global positioning system (GPS) instruments. The drill pad is then prepared at this marked location. Upon completion of the drill hole, a survey of the collar is performed using Total Station equipment, with results reported in the collar coordinates using reference Datum WGS84, UTM Zone 19S.

The geologist in charge of drilling is responsible for orienting the azimuth and inclination of the hole at the collar using a compass clinometer. Downhole surveys are completed by the drilling contractor using survey equipment such as a Flexit or Reflex tool at approximately 50 m intervals for all surface drill holes and for underground drill holes greater than 100 m in length. Bateas assesses the downhole survey measurements as a component of the data validation.

Drill holes are typically drilled on sections spaced 40 to 60 m apart along the strike of the vein with surface drilling focusing on exploring the extents of the Animas, Bateas and Nancy veins and underground drilling used for a mix of exploration and Mineral Resource and Mineral Reserve definition. The extent of drilling varies for each vein with those having the greatest coverage having drill holes extending over 4,000 m of the vein’s strike length (Animas), to exploration prospects having only a few drill holes extending over 50 m (Antimonio).

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply-dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture, lithology, alteration, veins, sulfide-oxide zones, minerals, structure (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, density, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, very strong); abundance of veins and most other minerals were estimated in volume percent.

Geotechnical logging is conducted prior to cutting of the core and involves the collection of drill core recovery and rock-quality designation (RQD) data. Information is recorded in the field using the Maxwell LogChief application.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Bateas with sample preparation and analysis being conducted either at the onsite Bateas Laboratory or transported to the ALS Global preparation facility in Arequipa prior to being sent on for analysis at their laboratory in Lima.

The Bateas laboratory operated by Bateas is not independent and does not hold an international recognized accreditation.

ALS Global is an independent, privately-owned analytical laboratory group. The preparation laboratory in Arequipa and the analytical laboratory in Lima are supported by a Quality Management System (QMS) framework which is designed to highlight data inconsistencies sufficiently early in the process to enable corrective action to be taken in time to meet reporting deadlines. The QMS framework follows the most appropriate ISO Standard for the service at hand i.e. ISO 9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis.

Channel samples are collected from the backs of underground workings. The entire process is carried out under the geology department’s supervision. Sampling is carried out at 2 m intervals within the drifts of all veins and 3 m intervals in stopes (except for Bateas and Soledad, where due to the thickness of the vein, sampling is carried out every 2 m in stopes). The channel lengths and orientations are identified using paint in the underground working and by painting the channel number on the footwall. The channel is between 20 cm to 30 cm wide and approximately 2 cm deep, with each individual sample being no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 1.2 m or be less than 30 cm.

The elements of silver, copper, lead and zinc are assayed using either; atomic absorption (AA); inductively coupled plasma atomic emission spectroscopy (ICP-AES); or for high lead and zinc grades volumetric/titration techniques (VOL); or for high silver grades gravimetric techniques (GRAV) depending on the laboratory and assay value. Assay results and certificates are reported electronically by e-mail.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Lima using the OA-GRA09A methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Bateas mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

6.	Data verification

Bateas staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed by early 2018 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Bateas database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over for final QP review on August 31, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Bateas, Animas/Animas NE, and Nancy veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Bateas geology and exploration departments and reviewed by the QP’s of Fortuna.

The QP is of the opinion that the data verification programs performed on the data collected by Bateas are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Caylloma Mine.

7.	Mineral processing and metallurgical testing

The Caylloma Mine has an extensive body of metallurgical investigation focused primarily on testwork conducted while treating ore at the operation since 2006. In the opinion of the QP, the Caylloma metallurgical samples tested and the ore that is presently treated in the plant is representative of the orebody as a whole in respect to grade and metallurgical response. Differences between vein systems are minimal with regard to recovery.

Metallurgical recovery values forecast in the LOM for sulfide material average 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that forecasts a metallurgical recovery rate of 75 % for Au. Metallurgical recovery is forecast for zinc oxide material to average 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc.

Until 2012 ore identified as containing high zinc oxide content was classified as not amenable for flotation. Laboratory and plant tests conducted since 2013 include metallurgical testing of material from the different levels of the Animas vein. The main conclusion was that zinc oxide contents greater than 0.20 % within the ore were related to lower metallurgical recoveries. In order to include this type of ore without affecting the metallurgical recoveries blending has to be performed to limit the high zinc oxide ore content to no more than 5 % of the feed to the plant.

Beyond the loss in metallurgical recovery related to elevated zinc oxide material, as described above, there are no additional deleterious elements that require special treatment in the plant as of the effective date of this Report.

8.	Mineral Resources

The 2018 Mineral Resource update has relied on channel and drill hole sample information obtained by Bateas since 2005. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill holes and channel samples for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Net smelter return (NSR) values for each mining block take into account expected commercial terms, the average metallurgical recovery, the average grade in concentrate and long term projected metal prices. Mineral Resources take into account operational costs and have been reported above a US$ 50/t NSR cut-off value for veins wider than two meters and amenable to extraction by semi-mechanized mining methods (Animas, Animas NE, Nancy, and San Cristobal veins); or above a US$ 135/t NSR cut-off value for veins narrower than two meters regarded as amenable to conventional mining methods (all other veins).

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; and grade continuity. Mineral Resources are categorized as Measured, Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

Mineral Resources exclusive of Mineral Reserves for the Caylloma Mine are reported as of December 31, 2018 and detailed in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2018

	Tonnes					Contained Metal
Category	(000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)	Pb (kt)	Zn (kt)
Measured	524	73	0.32	1.16	2.23	1.2	5	6	12
Indicated	1,633	77	0.29	1.23	2.25	4.1	15	20	37
Measured + Indicated	2,157	76	0.30	1.22	2.24	5.3	21	26	48
Inferred	5,354	102	0.32	2.40	3.83	17.6	56	129	205

Notes on Mineral Resources

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Resources are exclusive of Mineral Reserves
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
•	Mineral Resources are estimated as of August 31, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018
•	Mineral Resources are reported above an NSR cut-off grade of US$ 50/t for wide veins and US$ 135/t for narrow veins based on actual operational costs
•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver, US$ 1,320/oz for gold, US$ 2,270/t for lead and US$ 2,750/t for zinc
•	Metallurgical recovery values used in the NSR evaluation of sulfide material are 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 75 % for Au
•	Metallurgical recovery values used in the NSR evaluation of zinc oxide material are 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc

•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs
•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.
•	Tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

9.	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Mineral Reserve estimates for the Caylloma Mine are reported as of December 31, 2018 and detailed in Table 1.2.

Table 1.2 Mineral Reserves as of December 31, 2018

	Tonnes					Contained Metal
Category	(000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)	Pb (kt)	Zn (kt)
Proven	149	85	0.26	2.09	3.23	0.4	1	3	5
Probable	2,477	77	0.18	2.12	3.71	6.1	14	52	92
Proven +Probable	2,626	77	0.18	2.11	3.69	6.5	15	56	97

Notes on Mineral Reserves

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Reserves are estimated as of August 31, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018
•	Mineral Reserves are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$ 82.90/t; mechanized (enhanced) at US$ 70.30/t; semi-mechanized at US$ 93.10/t; and conventional at US$ 173.70/t
•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver, US$ 1,320/oz for gold, US$ 2,270/t for lead, and US$ 2,750/t for zinc
•	Metallurgical recovery values used in the NSR evaluation of sulfide material are 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 75 % for Au
•	Metallurgical recovery values used in the NSR evaluation of zinc oxide material are 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc
•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs
•	Mining recovery is estimated to average 92 % with mining dilution ranging from 10 % to 40 % depending on the mining methodology
•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves being an employee of Fortuna Silver Mines Inc.
•	Tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

10.	Mining methods

The mining method employed at the Caylloma Mine is cut-and-fill which is commonly used in the mining of steeply-dipping orebodies in stable rock masses. Cut-and-fill is a bottom up mining method that consists of removing ore in horizontal slices, starting from a bottom undercut and advancing upwards. The operation bases its mining plan on a mix of mechanized, semi-mechanized, and conventional extraction methods based on vein width and rock quality.

The mining production period extends from 2019 to 2023, almost 5 years. At full production the planned mining rate is 1,500 tpd (535,500 tonnes per annum). Planned LOM ore production is 2.63 Mt at an average silver grade of 77 g/t, gold grade of 0.18 g/t, lead grade of 2.11%, and zinc grade of 3.69%.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mobile equipment fleet presented is based on the actual mining operations, which is known to achieve the production targets set out in the LOM

•	The mine plan method is based on standard industry practices and has been employed at the operation for the previous seven years, and presents low risk

•	Inferred Resources are not included in the mine plan

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

11.	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material being mined will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

12.	Project infrastructure

All mine and process infrastructure and supporting facilities are in place at the operation with an increase in tailings storage facility and designation of underground waste disposal area only required to meet the needs of the mine plan and production rate. The QPs note that:

•	The Caylloma Mine is located 225 km, or 5 hours by road from the city of Arequipa, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a footprint of 91.12 ha associated with the Huayllacho beneficiation concession

•	An expansion to the tailings facility was completed in January 2019, with a second phase planned for construction in 2021, providing sufficient capacity for the LOM

•	Power demand on the mine site is 5.5 MW provided mainly (96%) through the national power grid and two diesel generators on site to cover the shortfall and provide backup

•	Water demand at the Caylloma Mine is 60 l/s, including 10 l/s for the camp. Approximately 70 % of the processing plant total water consumption is recovered from tailings facility N° 3 with the other 30 % from fresh water provided by the Santiago River

•	All process buildings, offices, and camp facilities for operating the mine have been constructed

13.	Market studies and contracts

Since the operation commenced production in October 2006 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Bateas are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

14.	Environmental studies and permitting

The mining operation has been developed under strict compliance of norms and permits required by public institutions associated with the mining sector. Furthermore, all work follows quality and safety international norms as set out in ISO 14001 and OHSAS 18000.

In addition to these norms and permits obtained from the environmental department, the operation also ensures all environmental activities are regularly monitored and recorded as part of the quality control measures that are presented to the Ministry of Energy and Mining (MEM) and other legal regulatory organizations.

Of particular importance is monitoring of the quality of river water in the area. This activity involves monitoring the Santiago River, being the main river that passes through the property, employing people from the local communities to verify the results.

Bateas has a very strong commitment to the development of neighboring communities of the Caylloma Mine. In this respect, Bateas is committed to sustainable projects, direct support and partnerships that build company engagement in local communities while respecting local values, customs and traditions. The company aims to develop projects or programs based on respect for ethno-cultural diversity, open communication and effective interaction with local stakeholders that improve education, health and infrastructure.

Mine closure is also included in the environmental program. For 2019 a total of US$ 655,000 has been budgeted for the ongoing closure plan and environmental liabilities. The closure plan is performed to ensure compliance with the programs and plans submitted to the MEM. Budgeted mine closure costs for the LOM total US$ 11.3 million.

15.	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOM plan that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the Caylloma Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

16.	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOM based on the assumptions detailed in this Report.

17.	Conclusions, risks, and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Caylloma Mine.

Opportunities include:

•	Reduction in backfill costs through the optimization of the backfilling methodology in order to improve mining productivity by reducing work cycle times

•	Reduction in mining costs via improvements in the underground communication system which would allow for faster and more efficient decision making, improve logistical coordination, and reduce downtime, hence improve overall mining productivity

•	Reduction in overall pumping costs through improvements to the mine dewatering system resulting in reduced power consumption and maintenance requirements

•	Potential to expand current resources through exploration of the Animas NE vein with mineralization remaining open to the northeast and at depth

Risks include:

•	Bateas management occasionally receives requests from local authorities and/or civil organizations regarding unrealistic social expectations. Bateas are mitigating the risk of conflict regarding these demands by working with local authorities, land owners, and communities to address expectation levels and to take requests into account in preparing its annual community relations work program and budget

18.	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently. The exploration phase is estimated to cost US$ 521,000 with additional technical studies estimated to cost US$ 280,000.

i)	Exploration

•	Exploration. It is recommended that Bateas continue surface mapping and TerraSpec analysis of key areas of interest including Animas, Antacollo, and Antimonio to identify potential future drill targets. The budgeted cost of the surface mapping activities for 2019 is US$ 36,000 (excluding personnel costs).

•	Delineation (infill) drilling. Bateas is planning to continue the delineation drilling from underground in 2019 focusing on the junction between the Animas and Animas NE vein at depth. A total of 3,830 m of drilling and 55 m of development drift is planned at a budgeted total cost of US$ 480,000.

•	Bulk density determination. It is recommended that the number of bulk density measurements by increased in veins that lack sufficient values for meaningful statistical analysis. In addition to this it is also recommended that a study be performed to improve the understanding of bulk density in the deposit. If a correlation between density and mineralogy could be established it may provide a superior alternative than the presently used density assignment methodology. This program is estimated at US$ 5,000.

ii)	Technical and operational studies

•	Underground communication system. In 2019 it is recommended that the first phase of an improved underground communication system be installed to connect key areas of the mine at a budgeted cost of US$ 40,000. Based on positive results from the first phase the system could be extended throughout the mine to reach other production and production related areas.

•	Backfill system optimization. It is recommended that an evaluation of the backfilling system is conducted at the operation. A trade off analysis should be conducted to benchmark the current hydraulic backfill system against alternative methods. The study should investigate the potential impacts on OPEX and CAPEX. The budgeted cost of the study is US$ 70,000.

•	Review of mining methodology. The width of mineralization and rock quality varies greatly throughout the deposit. It is recommended that an evaluation of mining method be conducted to assess if smaller equipment could be used to extract mineralized material from narrow veins with poor rock quality, and if more massive mining methods such as long-hole stoping could be employed in wide veins with good rock quality. Any such study would need to account for the variable equipment that would be required to deal with multiple mining methods. The study could be conducted inhouse or externally, with an external cost estimated at US$ 50,000.

•	Plant expansion conceptual study. A conceptual cost-benefit analysis is recommended to assess if the production rate at the Caylloma plant could be increased to reduce costs. The study could be conducted inhouse or externally, with an external cost estimated at US$ 120,000.

•	Zinc oxide study. The response of zinc oxide material to the flotation process requires additional testwork. Initial plant testwork indicates that this material can be blended with low zinc oxide material and processed through flotation without a significant loss in recovery, although the percentage blend at which the zinc oxide becomes detrimental has not been established. It is recommended that inhouse analysis be conducted to assess the impact of varying levels of zinc oxide on plant recovery to determine a blending threshold at which recovery is not affected.

[End of Extract of Summary from Caylloma Technical Report]

See “Three Year History and Recent Developments - Updated Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the Caylloma Mine.

San Jose Mine, Mexico

The following is the Summary from the technical report (the “San Jose Technical Report”) entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” with an effective date of February 22, 2019 prepared by Eric Chapman, P.Geo. and Amri Sinuhaji, P.Eng. This summary is subject to certain assumptions, qualifications and procedures described in the San Jose Technical Report and is qualified in its entirety by the full text of the San Jose Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Technical Report.

1.	Introduction

This Technical Report (the Report) on the San Jose Mine in Oaxaca, Mexico (the San Jose Mine or the Project), has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

2.	Property description, location and ownership

The San Jose Mine area is characterized by gently-sloping hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates being temperate in nature with an average annual temperature of 19.5ºC. Mining operations are conducted on a year-round basis.

The mine is located in the central portion of the state of Oaxaca, Mexico. The mine site is 47 km by road south of the city of Oaxaca, which provides access to an international airport, and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The underground mine is operated by Compania Minera Cuzcatlan S.A. de C.V. (Cuzcatlan), a Mexican subsidiary 100 % owned by Fortuna. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located approximately 1,500 m to the southwest of the concentration plant.

The property comprises mining concessions; surface rights; a permitted 3,000 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The San Jose Property consists of mineral rights for 31 mining concessions all located in the state of Oaxaca for a total surface area of approximately 64,422 hectares (ha). Tenure is held in the name of Cuzcatlan with all mining concessions having an expiry date beyond the expected mine life.

As of December 31, 2018, the only concession that contains Mineral Resources or Mineral Reserves subject to back-in rights, liens, payments or encumbrances is Reduccion Taviche Oeste, which is subject to a 1.5 % NSR royalty to Maverix Minerals Inc., and a 1 % NSR royalty to SGM.

Cuzcatlan has signed 44 usufruct contracts, which have been registered before the National Agrarian Registry, with land owners to cover the surface area needed for the operation and tailings facilities.

Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Cuzcatlan is to set aside US$ 5.3 million to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis.

3.	History

The earliest recorded activity in the San Jose del Progreso area dates to the 1850s when the mines were exploited on a small scale by the local hacienda. By the early 1900s, a large number of silver-and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920s.

Mining in the San Jose area was re-activated on a small scale in the 1960s and again in 1980 when the San Jose Mine was acquired by Minerales de Oaxaca S.A. (MIOXSA). The mine was worked intermittingly by MIOXSA through to the end of 2006 when the property was purchased by Cuzcatlán a Mexican registered company then owned jointly by Fortuna and Continuum Resources Ltd. (Continuum) with sole ownership transferring to Fortuna in March 2009.

From 1980 through 2006, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth, fifth, and sixth levels of the San Jose Mine. Ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo de Taviche, located approximately 19 km from the San Jose Mine. Reliable estimates of the total production during MIOXSA’s tenure are not available.

Commercial production commenced under the management of Cuzcatlan on September 1, 2011. Since then, underground mining has focused on the Bonanza, Trinidad and Stockwork veins. Total production since September 2011 through December 31, 2018 is estimated as 35.9 Moz of silver and 269 koz of gold.

4.	Geology and mineralization

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad Deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad Deposit area.

The major mineralized structure in the Trinidad Deposit area consists of a sheeted and stockworked quartz–carbonate vein system referred to as the main Stockwork Zone located between the primary Trinidad and Bonanza structures. In addition, several secondary vein systems are present locally in the hanging wall and footwall of the Trinidad and Bonanza structures.

The Victoria mineralized zone is located approximately 350 m east of the Trinidad vein and north of the current underground operations of the San Jose Mine. It is structurally related to the same extensional behavior that dominates the Trinidad Deposit with a similar style of mineralization, corresponding to a low sulfidation epithermal deposit formed in a shallow crustal environment with a relatively low temperature resulting in the precipitation of silver and gold mineralization.

5.	Exploration, drilling and sampling

The San Jose Mine has been subjected to a number of documented exploration programs since 1999 including:

•	In 1999 Pan American Silver (Pan American) optioned the property from MIOXSA and conducted surface and underground mapping and sampling including the drilling of five diamond drill holes totaling 1,093.5 m

•	In 2004, Continuum completed an option agreement with MIOXSA and completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 m

•	From 2006 to 2015 the principal exploration conducted by Fortuna at the deposit has been surface and underground drilling, both to explore the deposit to the north and to depth and for infill purposes to increase the confidence level of the Mineral Resource estimates

•	Since 2015, exploration has continued to explore the continuity of the mineralized system to the north, south and at depth of the Trinidad Deposit. During this period the Victoria mineralized zone was discovered approximately 350 m east of the Trinidad Deposit and has been explored with the drilling of 51 holes from underground totaling 27,671.60 m as of June 30, 2018

As of June 30, 2018, the data cut-off date for estimation of Mineral Resources, a total of 845 drill holes totaling 299,319.45 m have been completed on the San Jose Mine area with the drilling being concentrated in the Trinidad Deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and to the far north of the Trinidad Deposit, as well as in the newly discovered Victoria mineralized zone. All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 m of reverse circulation pre-collars in six of the 845 diamond drill holes.

A total of 662 diamond core holes totaling 221,400.75 m have been drilled in the Trinidad Deposit area and 51 holes totaling 27,671.60 m in the Victoria mineralized zone. In Trinidad, the majority of the holes have been drilled from east to west to cross-cut the steeply east-dipping mineralized zone at high angles, whereas in the Victoria mineralized zone, the holes have been drilled from west to east from underground to intersect the subvertical Victoria main structure. Of the 723 holes, 250 have been drilled from the surface and the remainder from underground.

The diamond drilling typically commences with HQ-diameter core (63.5 mm) and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2 (50.6 mm) or NQ-size (47.6 mm) to completion of the hole. In the Trinidad Deposit, five of the drill holes were further reduced to BQ-size (36.5 mm) diameter in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies. Ground conditions are generally good with core recovery averaging 99%.

Surface drill hole collars were surveyed using differential global positioning system (GPS) and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

Down-hole surveys have been completed for 827 of the 845 drill holes completed as of the data cut-off date. For the 18 holes where downhole surveys are not recorded, 17 were drilled prior to 2007 with only three being drilled in the Trinidad Deposit. The azimuth and dip orientation of these holes was recorded at the collar to account for drilling direction. The absence of downhole surveys in three of the 662 holes drilled at Trinidad is not regarded as material to the resource estimate.

Downhole surveys are typically completed at 50 m intervals although recent drill holes include downhole surveys at 10 m intervals until reaching 50 m depth and then at 50 m intervals thereafter. All downhole surveys have been carried out by the drilling contractor using Reflex electronic downhole survey tools.

To-date, drilling has been conducted at the Trinidad Deposit over a strike length of approximately 2,500 m and to depths exceeding 800 m from surface. Exploration drilling has generally increased in depth to the north.

Drilling of the Victoria mineralized zone has been conducted over a strike length of approximately 1,300 m and covers a vertical extent of approximately 500 m, with upper holes intersecting the structure at least 250 m below the surface.

The extent of drilling of the San Ignacio area continues directly to the south of the Trinidad Deposit and has been conducted over a strike length of approximately 1,000 m and to depths of up to 500 m from surface.

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture metadata, lithology, alteration, minerals (sulfides, oxides, and limonite), structure (contacts, fractures, veins, and faults with attitudes to core axis). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete).

Geotechnical logging consists of the collection of specified data fields including; recovery percentage and rock quality designation (RQD) length. Joint filling and joint weathering are described during the geologic logging. A tablet-based data entry program was developed by Cuzcatlan using the Maxwell LogChief software. Data checks are implemented into this program to prevent entry of erroneous data.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by Cuzcatlan geological staff with sample preparation and analysis being conducted either at the onsite Cuzcatlan Laboratory or transported to the ALS Global preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver.

The Cuzcatlan Laboratory used by Fortuna/Cuzcatlan since 2012 for assaying channel samples was accredited as a testing laboratory with the requirements of ISO/IEC 17025:2005 for sample preparation and assaying of silver and gold on March 2, 2018, prior to this the laboratory was not certified. The Cuzcatlan Laboratory is not independent of Fortuna/Cuzcatlan.

The ALS Global Laboratory is an independent, privately-owned analytical laboratory group. The Vancouver laboratory holds ISO 17025 accreditation. The Mexican laboratory holds ISO 9001:2000 certification.

The SGS Laboratory used by Cuzcatlan as an umpire laboratory is an independent privately-owned analytical laboratory located in Durango, Mexico and holds ISO/IEC 17025:2005 accreditation for sample preparation and assaying.

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the mine geology department’s supervision. Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is typically approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

All samples collected by Cuzcatlan are assayed by atomic absorption (AA) spectroscopy and by fire assay (FA) with gravimetric finish. For drill samples only, a full suite of trace elements is analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates are reported electronically by e-mail. Since mid-2018 the onsite laboratory has also assayed channel samples and selected composites for fluorine using a selective ion electrode (ISE) technique.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Vancouver using the OA-GRA08 methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Cuzcatlan mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

6.	Data verification

Cuzcatlan staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed in 2017 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Cuzcatlan database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over to the QP for the resource estimate for final review on June 30, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Trinidad, Bonanza, and Stockwork veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Cuzcatlan geology and exploration departments and reviewed by the QP.

The QP is of the opinion that the data verification programs performed on the data collected by Cuzcatlan are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the San Jose Mine.

7.	Mineral processing and metallurgical testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON in 2009 and reported in the prefeasibility study written by CAM (2010), with Cuzcatlan continuing to build on this original work with additional tests to support operational requirements.

Metallurgical tests have not been conducted as of the effective date of this Report for material from the Victoria mineralized zone but are planned for the second half of 2019. Petrographic studies conducted by Albinson (2018) indicate that mineralogically the material is similar to that from the Trinidad Deposit.

It is the opinion of the QP that the San Jose Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2011. In the opinion of the QP, the San Jose metallurgical samples tested and the ore that is presently treated in the plant is representative of the material included in the life-of-mine plan (LOMP) in respect to grade and metallurgical response. Metallurgical recovery is estimated to be constant for the LOMP at 92 % for silver and 91 % for gold. Differences between vein systems are minimal with regard to recovery.

Deleterious elements detected in ore located in certain parts of the deposit have the potential to affect economics due to penalties that could be applied during smelting. This includes elevated levels of fluorine (>1,000 ppm), which has been accounted for as part of the financial analysis.

8.	Mineral Resources

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m selective mining units (SMUs) representing each vein. All veins in the Trinidad Deposit were estimated by sequential Gaussian simulation (SGS). The Victoria main structure located in the Victoria mineralized zone was estimated by inverse distance weighting employing a power of two (IDW). Estimated grades were validated globally, locally, visually, and (where possible) through production reconciliation prior to tabulation of the Mineral Resources.

By the application of a silver equivalent value taking into consideration the average metallurgical recovery and long term metal prices for each metal, and the determination of a reasonable cut-off grade using actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; grade continuity; and simulated grade variability.

Mineral Resources exclusive of Mineral Reserves as of December 31, 2018 are reported in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2018

				Contained Metal
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
Measured	49	77	0.56	0.1	1
Indicated	272	84	0.59	0.7	5
Measured + Indicated	321	83	0.59	0.9	6
Inferred	2,415	196	1.44	15.2	112

Notes:

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Resources are exclusive of Mineral Reserves
•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
•	Mineral Resources are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018
•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.
•	Mineral Resources are reported based on underground mining within optimized stope designs using a cut-off grade of 100 g/t Ag Eq based on assumed metal prices of US$ 18.25/oz Ag and US$ 1,320/oz Au, estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au (Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)), and an operating cost of US$ 52.50/t
•	Mineral Resource tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

9.	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Metal prices used for Mineral Reserve estimation were determined as of May 2018 by the corporate financial department of Fortuna from market consensus.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from July 2017 to June 2018.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties.

A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation).

Mineral Reserves as of December 31, 2018 are reported in Table 1.2.

Table 1.2 Mineral Reserves as of December 31, 2018

				Contained Metal
Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
Proven	393	237	1.97	3.0	25
Probable	4,779	235	1.51	36.0	232
Proven + Probable	5,172	235	1.55	39.0	257

Notes:

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
•	Mineral Reserves are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018
•	Mineral Reserves are reported based on underground mining within optimized stope designs using an NSR breakeven cut-off of US$ 65.90/t, equivalent to 131 g/t Ag Eq and 134 g/t Ag Eq for the Taviche Oeste concession due to an additional 2.5 % royalty
•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver and US$ 1,320/oz for gold
•	Metallurgical recovery values used in the NSR evaluation are 92 % for silver and 91 % for gold based on actual plant recoveries
•	NSR values taking into account refining charges used in the estimation are US$ 15.67/oz for silver and US$ 1,129/oz for gold with the exception of material located in the Taviche Oeste concession where NSR values are US$ 15.27/oz for silver and US$ 1,100/oz for gold
•	Costs used in NSR breakeven cut-off determination are US$ 31.48/t for mining; US$ 16.55/t for processing; and US$ 17.91/t for other costs including distribution, management, community support, general service and administration
•	Mining recovery is estimated to average 89 % and mining dilution 12%
•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves, being an employee of Fortuna Silver Mines Inc.
•	Mineral Reserve tonnes are rounded to the nearest thousand
•	Totals may not add due to rounding

10.	Mining methods

Cuzcatlan commenced production at the San Jose Mine in September 2011 and as of December 31, 2018 had produced 35.9 Moz of silver and 269 koz of gold. The mining method applied in the exploitation of the veins is overhand cut-and-fill using a mechanized extraction methodology.

Production capacity at the mine has been increased on two occasions; in September 2013 it was increased to 1,800 tonnes per day and most recently, in June 2016 the production capacity was increased to 3,000 tpd, through a further plant expansion.

In May of 2018, a third-stage filtered dry stack tailings facility was commissioned on time and on budget with an increased capacity of filtered tailings to handle 1.5 years of production with further expansions planned for 2019 and 2020 that would be sufficient to store all tailings for the presently defined life-of-mine plan (LOMP). Cuzcatlan is in the process of obtaining the permit to allow the construction of the 2019 tailings expansion.

Mineral Reserves are estimated at 5.2 million tonnes as of December 31 2018, which is sufficient for almost a five-year life-of-mine (LOM) consisting of 350 days in the year at a mill throughput rate of 3,000 tpd. The LOM annual average production will be approximately 7 Moz of silver and 46 koz of gold based on an average head grade of 232 g/t Ag and 1.52 g/t Au.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mine plan is based on historical mining and planning methods practiced at the operation for the previous seven years, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan, and were set to waste

•	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

11.	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material planned for mining will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

12.	Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The San Jose Mine is located 47 km, or one hour by road from the city of Oaxaca, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a compact layout footprint of 50.15 ha, with an additional 69.69 ha for the tailings storage facilities

•	An expansion to the dry stack tailings facility will commence in 2019, with a second phase planned for 2020, increasing total capacity to 4,039,000 m3, sufficient for the LOM

•	Power is provided to the mine from the main grid via a 115,000 volt circuit, as well as a secondary reserve power supply line, all managed by CFE

•	Water requirements are 2.7 m3 of water to process one tonne of ore being primarily sourced from water pumped to the surface from the underground dewatering system

•	All process buildings and offices for operating the mine have been constructed, with camp facilities not required due to the proximity of the site to urban

13.	Market studies and contracts

Since the operation commenced commercial production in September 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Cuzcatlan are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

14.	Environmental studies and permitting

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Despite the above, on October 8, 2018 abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility. The contingency pond collects water from a ditch system at the dry stack facility designed to capture and manage rain water.

Cuzcatlan took steps to mitigate the risk of future overflows by immediately increasing its pumping capacity at the contingency pond. No damage occurred to the tailings dam or to the dry stack infrastructure. San Jose tailings are monitored and sampled continuously, are free of heavy metals or other contaminants, and are characterized as sterile.

Cuzcatlan notified the relevant environmental authorities, PROFEPA and CONAGUA on the day of the incident. Cuzcatlan worked with federal, state and local authorities as they conducted inspections of the facilities at San Jose and sampling of the Coyote Creek. Results of the sampling indicated no contamination or pollution occurred due to the overflow.

On February 14, 2019, PROFEPA released their final report on the incident confirming that the overflow did not contaminate soil, and therefore no remediation was required. As of the effective date of this Report, Cuzcatlan is awaiting issuance of the final report from CONAGUA.

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained, with the exception of the permit to construct the stage 4 expansion of the dry stack tailings facility. Cuzcatlan is in the process of obtaining the permit from the Secretary of the Environment and Natural Resources (SEMARNAT) and expect to obtain this in the second quarter of 2019.

Cuzcatlan continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located. The projected total cost required to close present and future infrastructure at the mine is US$ 5.3 million.

15.	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOMP that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the San Jose Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

16.	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOMP based on the assumptions detailed in this Report.

17.	Other relevant data and information

Fortuna considers that this Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

18.	Conclusions, risks and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the San Jose Mine.

Opportunities include:

•	The wide nature of mineralization of the Stockwork zone in combination with the medium to good rock quality provides an opportunity to implement a more productive (bulk) mining methodology such as long hole stoping to extract this material. Implementation of this method could potentially reduce mining costs and increase mine productivity.

•	Improvements in mining productivity through optimizing the mining cycle. As shotcreting comprises a significant component of the mining cycle, a better accelerator agent could shorten the curing and overall cycle times. Additionally, cycle times could be further reduced by implementing a trim or controlled blasting system so that less ground support is required due to over-blasting or over scaling.

•	Operational delays could be reduced by implementing a better underground communication system.

•	The ventilation system could be improved in specific areas of the mine where elevated temperature are encountered improving productivity in these areas.

•	Significant exploration potential exists for the Victoria mineralized zone as mineralization remains open in all directions.

Risks include:

•	The recently discovered presence of elevated fluorine in the concentrate resulting in unexpected penalties to sales. Limited information is currently available to understand the orogenesis, dynamics, and distribution of fluorine within the deposit, although preliminary sampling suggests it is focused in the Trinidad vein with a limited spatial extent. However, a risk exists that fluorine levels may be elevated in other veins and areas of the deposit.

•	Environmental liability from the pond over-flow in October 2018, mitigated by the rapid response to the incident and independent testing of the affected area that indicates no heavy metals or other contaminants are present.

•	Potential litigation regarding the disputed royalty on the Progresso concession, which has been mitigated by Cuzcatlan obtaining multiple legal opinions that state the royalty is invalid and taking steps to remove the royalty from the register.

19.	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated. The exploration-related programs are estimated at a total cost of US$ 4.22 million. The operational improvement studies are recommended to be conducted inhouse and therefore do not involve a direct cost.

i)	Exploration activities

•	Exploration of the Trinidad Deposit. The Fortuna vein is known to extend south of the presently-estimated Mineral Resource by the presence of historical workings and previous drilling demarking where the Fortuna vein was located in the San Ignacio area. It is recommended that Cuzcatlan explore the mineralized continuity of this vein as it extends from the Trinidad Deposit into the San Ignacio area with a first phase drill program involving the drilling of 3,500 m diamond holes at an estimated cost of US$ 492,000. In addition to testing the extents of the Fortuna vein, the Paloma vein remains open at higher elevations and it is recommended that upon the issuance of appropriate permits the near-surface potential of the Paloma vein be explored with the drilling of 1,500 m of diamond holes from surface at an estimated cost of US$ 203,000.

•	Exploration of the Victoria mineralized zone. It is recommended that Cuzcatlan continue to explore the extent of the Victoria mineralized zone above and to the north of the presently-estimated Mineral Resource. The higher elevations of the vein system can be drilled from surface, with the issuance of the appropriate permits, and would involve the drilling of 2,000 m diamond holes at an estimated cost of US$ 257,000. To gain access for exploration of the vein to the north and at depth it is recommended that a 200 m exploration drift be mined at a cost of US$ 520,000. The drive will allow the drilling of 4,500 m of underground diamond drill holes to explore the vein continuity at an estimated cost of US$ 509,000.

•	Metallurgical testwork. It is recommended that metallurgical testwork be conducted on samples obtained from the Victoria mineralized zone to establish likely metallurgical recoveries and processing characteristics. Testwork should include mineralogical evaluations, along with bond work index, grinding, flotation and granulometry tests. The estimated cost of the testwork is US$ 32,000.

•	Other exploration programs. The Guilla concession of the San Jose Mine has been identified as an area that has high potential for the discovery of epithermal veins based on surface mapping. It is recommended that permits be obtained to allow targets to be drilled on this concession. If permits are obtained a drill program consisting of 9,000 m of diamond holes at an estimated cost of US$ 1,305,000 is recommended. In addition, it is recommended that a 250 m underground exploration drift be mined in 2019 to the north of the Trinidad Deposit to facilitate future underground drilling programs to explore the convergence of the Trinidad Deposit and the Victoria mineralized zone where obtaining surface drill permits has proved problematic. The estimated cost of this drift is US$ 500,000.

•	Delineation (infill) drilling. Cuzcatlan is planning to continue the delineation drilling from underground in 2019 of the Trinidad Deposit. A total of 2,780 m of drilling is planned at a budgeted cost of US$ 400,000.

ii)	Technical and operational studies

•	Fluorine. It is recommended that the operation continues to assay representative pulps for fluorine and uses these to improve short term and long-term estimates of fluorine behavior in the deposit as well as conducting metallurgical tests at the plant to determine methods to reduce fluorine levels in the concentrate.

•	Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios, the mine plan can be optimized with the identification of low- and high-risk regions of the deposit.

•	Bulk density measurements. It is recommended that the number of bulk density measurements be increased in secondary veins. If sufficient measurements are obtained, bulk density can be estimated rather than the presently-used density assignment methodology.

•	Mining method. As part of continuous improvement initiatives to reduce mining cost and to increase mine productivity, it is recommended that a study be conducted to evaluate the feasibility of a bulk mining method. Part of the considerations for the mining method selection is to investigate mining method and mining sequence that eliminate the necessity to leave mineralized material as pillars. Additionally, the study should investigate mine productivity, equipment and manpower requirements, as well as infrastructure and cost evaluations.

•	Mining recovery. A review on pillar design is recommended, particularly for narrow veins with more competent country rock where mining recovery could be increased. Cell mapping and geotechnical logging should be performed on a more frequent basis and detailed pillar analysis conducted based on the specific local rock conditions.

•	Mining dilution. It is recommended that the mine implements an improved survey practice by increasing the number of points taken per survey or to implement the usage of a scanner. It is further recommended that the mine reconciles the dilution estimate on a more frequent basis and stores the information into a database so that statistical analysis such as trends, variations and local dilution analysis can be performed. This information will assist the Cuzcatlan mine planning department in making timely decisions to remediate dilution issues and improve Mineral Reserve estimates.

[End of Extract of Summary from San Jose Technical Report]

See “Three Year History and Recent Developments - Updated Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the San Jose Mine.

Lindero Project, Argentina

The following is the Summary from the technical report (the “Lindero Technical Report”) entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina”, with an effective date of October 31, 2017 prepared by Eric Chapman, P.Geo, Edwin Gutierrez, SME Registered Member, Geoff Allard, PE, and Denys Parra Murrugarra, SME Registered Member. This summary is subject to certain assumptions, qualifications and procedures described in the Lindero Technical Report and is qualified in its entirety by the full text of the Lindero Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Lindero Technical Report.

Property Description, Location and Access

The Lindero Project is in the Argentine puna, a cool, arid zone with a minimum elevation of approximately 3,500 to 4,000 m. The climate is generally dry and windy; it can be cold and snowy during storms.

The Lindero Project is located 260 km due west of Salta, Argentina, the main service center of the region, at latitude 25° 05’ south and longitude 67° 47’ west. Drive time from Salta to the Project is approximately 7 to 7.5 hours, over a road distance of 420 km. The nearest town to the Lindero Project is Tolar Grande (population 250) located 75 km to the northeast.

Access to the Lindero Project is via National Route 51, which passes through the towns of San Antonio de Los Cobres and Olacapato; and Provincial Route 27, via Pocitos and Tolar Grande.

The Lindero Project contains two known porphyry gold-copper deposits. The Lindero Deposit is the focus of the Feasibility Study and the Lindero Technical Report; whereas the Arizaro Deposit, located 3.2 km southeast of the Lindero Deposit, is described only in terms of exploration conducted to date.

The mineral tenement holdings cover 3,500 ha, and comprise 35 pertenencias, each of 100 ha, which are constrained by Gauss Kruger Posgar co-ordinates generated by survey. Tenure is held in the name of Mansfield Minera S.A. (“Mansfield”), an indirectly wholly-owned subsidiary of the Company. There is no expiry date on the pertenencias, providing Mansfield meets expenditure and environmental requirements, and pays the appropriate annual mining fees.

A 3 % provincial royalty “boca mina” is payable on revenue after deduction of direct processing, commercial, general and administrative costs. There are no royalties payable to any other third party.

Surface rights are owned by the provincial state (Propiedad Fiscal) of Salta. There are no reservations, restrictions, rights-of-way or easements on the Lindero Project to any third-party. Mansfield holds a registered camp concession, and a granted and surveyed access right-of-way. Water permits and rights of access to the Lindero Project are guaranteed through water and access licenses granted by the Mining Court of Salta.

Surface rights for construction of a mining operation and plant have not been granted from the Provincial authorities. Development of such infrastructure will require additional negotiation and potentially, supporting studies. Mansfield does not foresee any issues with obtaining the necessary permits for construction.

History

Gold–copper mineralization associated with potassic alteration was first discovered at the Lindero Project by Goldrock geologists in November 1999, and led to claim staking.

The area was explored using reconnaissance and detailed geological mapping, soil geochemistry (talus fines), trench sampling and mapping during 2000 and early 2001. As a result of this work, mineralization at what is now the Lindero Deposit was identified in September 2000.

From April 2002 to March 2003, Rio Tinto had an option on the property with Goldrock, during which time additional exploration including drilling and metallurgical testwork was conducted. An inhouse preliminary Mineral Resource estimate for the Lindero Deposit was performed. As the tonnage and grade estimate did not meet Rio Tinto’s corporate targets, the option was not exercised.

Goldrock resumed as project operator, and between 2005 and 2013 completed additional exploration and drilling. Based on this, a Pre-Feasibility Study for the Lindero Deposit was completed by AMEC in 2010, assuming a production throughput of 30,000 tonnes of ore per day (AMEC Americas Ltd., 2010a; 2010b). In 2012, Goldrock commissioned Kappes, Cassiday & Associates (KCA) to complete a Feasibility Study using a reduced throughput of 18,750 tpd.

In 2015, Goldrock commissioned KCA to work with local engineering firms in advancing the engineering design for the Project to a basic engineering level, and update the 2013 Feasibility Study. A new Feasibility Study incorporating these design changes, additional metallurgical testwork, and updated costs and gold price assumptions was filed by KCA in 2016 (KCA, 2016a).

In July 2016, the Company completed the acquisition of all issued and outstanding shares of Goldrock, making Mansfield a wholly-owned subsidiary of Fortuna. Upon completion of the transaction, Fortuna continued to advance the optimization of the 2016 Feasibility Study through additional drilling as well as conducting tradeoff metallurgical tests and detailed engineering revisions with the objective of reaching a construction decision for the Lindero Project.

Geology and Mineralization

In the Central Andes, the altiplano or puna is a high plateau of more subdued relief between the Eastern Cordillera, a rugged region usually rising to between 3 km and 4.5 km, and the Western Cordillera, which is a high spine of mountains that may reach as much as 5 km in height. The Arizaro Volcanic Complex consists of two superimposed concentric volcanic centers, the Arizaro and the Lindero cones, located in the Archibarca volcanic arc at the southern margin of the Salar de Arizaro basin. Basement rocks crop out to the north of the Lindero Deposit, and consist of coarse-grained Ordovician granites uncomformably overlain by Early Tertiary red bed sandstones. The Lindero–Arizaro complex, a series of diorite to monzonite porphyritic stocks, intrudes these units.

Mineralized zones at the Lindero Deposit form a semi-circular shape about 600 m in diameter which extends to a depth of 600 m, consisting of four different zones at the surface. The distribution of gold–copper mineralization at Lindero shows a strong relationship to lithology, stockwork veinlets, and alteration assemblages. Gold values average 0.70 g/t Au and copper values are typically about 0.11 % Cu. Higher grades of gold–copper (approximately 1 g/t Au and 0.1 % Cu) are commonly associated with sigmoidal quartz, quartz–magnetite–sulfide, biotite-magnetite–chalcopyrite, magnetite–chalcopyrite and quartz–limonite–hematite stockworks that are strongly associated with K-feldspar alteration. This association is very common in the east zone of the deposit, where the highest gold grades occur. At other locations where one or more stockwork types are missing or the intensity of fracturing is lower, mineralization tends to be weaker and the grades of gold tends to be lower (approximately 0.4 g/t Au).

Gold mineralization at the Lindero Project is characterized by native, free-milling gold associated with chalcopyrite and/or magnetite grains with rare interstitial quartz.

The weathered oxidation zone at the Lindero Project is generally poorly developed and averages 44 m in thickness.

The Arizaro volcanic center is characterized by fine- to medium-grained hornblende diorite to monzonite porphyritic stocks. The Arizaro Deposit is dominated by a main, moderately to strongly mineralized intrusive unit that crops out in the central part of the prospect area. It consists of fine hornblende porphyritic diorite intruded by several stocks, dikes, igneous-cemented breccias and hydrothermal breccias. Smaller stocks are exposed in a few areas. Dikes of andesitic and dacitic composition are generally distributed radially to the main intrusive unit.

Several alteration assemblages are noted in the Arizaro Deposit area. Alteration patterns are semi-concentric and asymmetric, with a core of moderate to strong potassic alteration including zones of K-feldspar-rich magnetite–silica alteration. An incomplete rim of chloritic alteration is developed outboard of the potassic alteration. In the southeast part of the deposit, intermediate argillic alteration has formed and overprints potassic alteration. Sericitic and very weak argillic alteration (hydrolytic alteration) has developed in the volcanic tuffs. To the south and west of the deposit, chloritic alteration passes directly to propylitic alteration. An actinolite–magnetite alteration assemblage forms in the eastern part of the deposit area.

Arizaro gold–copper mineralization is hosted in one body which has a semi-oval shape at the surface. In the center there is a high-grade body with a semi-ellipsoidal form, extending north-south for 480 m and about 50 m wide. The Arizaro Deposit has mineralization styles with copper–gold grades that are strongly correlated with different alteration assemblages. Mineralization is mainly associated with potassic alteration. This occurs generally in multi-directional veins, vein stockworks and disseminations. In some areas, the vein density is high, forming vein stockworks in the intrusive rocks. These vein stockworks are limited to magnetite–biotite veinlets, quartz–magnetite–chalcopyrite veinlets, late magnetite breccias and in late-stage mineralization events, anhydrite–sulfide veinlets. Chalcopyrite and bornite are the main copper minerals. Coarse gold was observed and confirmed with X-ray diffraction analysis in the University of Neuquen, Argentina, laboratory.

Lindero and Arizaro are examples of gold-rich porphyry copper deposits as described by Sillitoe (2000). More specifically, they show affinities with the porphyry gold deposit model (Rytuba and Cox, 1991; also termed dioritic porphyry gold deposits by Seedorff et al., 2005). These are exemplified by the Refugio, Cerro Casale, Marte, and Lobo gold deposits of the Miocene-age Maricunga belt, Chile, approximately 200 km south of Lindero. Vila and Sillitoe (1991) and Muntean and Einaudi (2000, 2001) described those deposits in detail.

The deposits of the Project area are considered to be examples of porphyry-style deposits, in particular gold-rich porphyries based on the following:

•	High level (epizonal) stock emplacement levels in magmatic arc

•	High-level stocks and related dikes intrude their coeval and cogenetic volcanic piles. Intrusions range from fine through coarse-grained, equigranular to coarsely porphyritic

•	Mineralization in or adjoining porphyritic intrusions of quartz diorite/monzonite composition

•	Mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks

•	Gold–copper mineralization formed during intrusion of multiple phases of similar composition intrusive rocks

•	Large zones of quartz veining, stockwork mineralization, and disseminated pyrite

•	Tenor of gold and copper grades, i.e., large tonnage but low grade

At the Lindero Deposit, native gold and electrum are finely disseminated in subparallel to stockwork quartz + sulfide ± magnetite ± anhydrite veins and in some cases in matrices of hydrothermal breccias. Magnetite is common to abundant in mineralized zones. These mineralized stockworks and potassic alteration are interpreted to have formed as the result of degassing of the early intrusive bodies. Fluid pressures during degassing triggered fracturing of the intrusions and wall rock, allowing gold-rich fluids to circulate and precipitate, forming a gold–copper orebody. Later intrusions resulted in weak to moderate gold–copper mineralization forming mostly along and immediately fringing these intrusive contacts. Finally, post mineralized intrusives were overprinted onto the north and west of the deposit.

Understanding of the geological setting and model concept of the Lindero and Arizaro is adequate to provide guidance for exploration and development of the deposits.

Exploration, Drilling and Sampling

The Lindero Deposit was discovered in late 2000. Several exploration programs have been conducted by Rio Tinto, Goldrock and the Company on the Lindero Project:

•	Goldrock campaign: August 2000 to October 2001, which included geologic mapping, soil sampling, and trench sampling

•	Rio Tinto Campaign: May 2002 to February 2003, which included road sampling, geophysics (43 km of ground magnetics and 11 km of induced polarization (IP)), and drilling (10 holes for a total of 3,279 m)

•	Goldrock campaign: October 2005 to January 2008, which included geologic mapping and modeling, trenching, and a significant drilling program (106 holes for a total of 30,024 m)

•	Goldrock campaign: September 2008 and August 2010 to November 2010, which consisted of additional drilling (23 holes) for the Pre-Feasibility Study

•	The Company’s campaign: September 2016 to December 2016 consisting of 8 holes for metallurgical samples, 2 holes for geologic interpretation and 2 twin holes

Drilling completed at the Lindero Project comprises 151 diamond drill holes totaling 42,598 m at the Lindero Deposit, as well as 29 diamond drill holes totaling 8,855 m at the Arizaro Deposit. Mineral Resources are only estimated at the Lindero Deposit. Ground conditions were good, and core recovery was generally above 90%. Drill hole collars were marked with PVC pipes introduced in the hole at surface and then cemented. All holes drilled since 2005 as well as the 10 holes drilled during the 2002 campaign were surveyed by Servicios Topograficos with a differential GPS. Coordinates are projected on the WGS 84 Datum ellipsoid and calibrated according to the position of Geodetic point IGM N° PR-02-015, located a few kilometers from the Project. The results are available in geographic co-ordinates and in metric co-ordinates (UTM and Gauss Kruger), using the WGS 84 datum.

During Rio Tinto’s exploration drilling campaign in 2002, undertaken by Connors Drilling, no downhole surveys were completed despite the fact that many of the holes extended beyond 300 m in depth. Holes drilled during the first Goldrock campaign were not originally downhole surveyed either. In June 2006 GEC-Geophysical Exploration & Consulting S.A. (GEC) was contracted by Goldrock to perform borehole surveying services with a Reflex Maxibor II System 3™ Probe (Maxibor™), which is not affected by magnetism. In 2008, Goldrock detected that the Maxibor™ surveys showed an unacceptably large deviation in the drill holes and a decision was made to re-survey all holes that showed a deviation of more than 5%. Comprobe Chile Ltd. (Comprobe) was contracted to re-survey the holes considered by Goldrock as having incorrect downhole deviations. A surface-recording gyroscopic instrument was used, and orientation and dip parameters were recorded every 10 m. For the 2016 drilling campaign, Fortuna retained the services of Construccion & Mineria S.A., based out of Mendoza, Argentina, to complete downhole surveys for each hole upon completion. Downhole surveys were conducted using Reflex™ gyroscopic equipment with readings taken at 5-m intervals.

All core was logged for geology and geotechnical characteristics. All logging was digital, and was incorporated daily into the Maxwell DataShed™ database system. Data were recorded initially with Excel™ templates, and later with Maxwell LogChief™ application using essentially the same structure. Separate pages were designed to capture metadata, lithology, alteration, veins, sulfide–oxide zones, sulfide–oxide surfaces, minerals (sulfides, oxides, and limonite), sulfates, structures (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, skeleton core, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete); abundance of veins and most other minerals were estimated in volume percent.

The Lindero Deposit is a gold-rich porphyry with low-grade mineralization permeating throughout the deposit, making the calculation of true thickness impossible as no definitive across strike direction exists. The mineralization appears to be annular in shape at surface due to the intrusion of barren to low-grade intrusive rocks into the core of the system, but this circular shape is not representative of true thickness.

Core samples are marked and collected on 2 m intervals that honor lithological boundaries. Samples weigh between 4 and 8 kg depending on core diameter and recovery. Channel samples were collected using a rock saw to cut a 2 x 3 cm channel in exposed bedrock in trenches and road cuts. The material was removed from the channel with a chisel. Sample preparation for most samples consisted of crushing to 70 % passing 10 mesh and pulverization to 95 % passing 150 mesh. Density samples are routinely collected by Mansfield from drill core on approximate 10-m intervals. Samples consist of pieces of core approximately 7 cm in length and weighing between 93 g and 408 g.

All samples collected by Mansfield were assayed for gold using a 30 g fire assay–atomic absorption (FA-AA) finish and a second aliquot was selected for copper analysis using aqua regia digestion and AA analyses. For the drill samples only, a full suite of trace elements was analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates were reported electronically by e-mail.

Fortuna samples were sent to the ALS Global sample preparation facility in Mendoza, Argentina. Following drying at 55°C, the samples were weighed and the entire sample crushed using a two-stage method, first with a jaw crusher to 1 cm, and then by cone crusher to 70 % passing 10 mesh. The entire crushed sample was then pulverized to a minimum of 95 % passing 80 mesh. Pulverized samples were then split using a riffle splitter to generate a 300 g subsample that was pulverized to 95 % passing 150 mesh. This subsample was then split again using a riffle splitter to generate three 100 g samples.

All samples were sent to accredited laboratories independent of Mansfield, Rio Tinto, and Fortuna.

Implementation of a quality assurance/quality control (“QAQC”) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of standard reference material (SRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. The Company implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for the 2016 drilling campaign in accordance with its companywide procedures. The program involved the routine insertion of SRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

Data Verification

In 2009 an independent audit of the information used for the estimation of Mineral Resources and Mineral Reserves at the time was conducted by AMEC, and summarized in the KCA (2016a) Technical Report. The work included independent audits of the database, collar and downhole surveys, drill logs, assays, bulk density measurements, core recovery, and QAQC results.

The 2009 audit concluded that the data verification programs undertaken on the data collected from the Lindero Deposit up to 2009 supported the geologic interpretations, and the analytical and database quality, and therefore the data could support Mineral Resource and Mineral Reserve estimation.

Fortuna reviewed the work performed by AMEC and concurs with their opinion. Fortuna has conducted additional audits and verification of historical information used in prior Mineral Resource and Mineral Reserve estimates as well as verifying new data generated during the 2016 drilling campaign to support assumptions for a construction decision and the Mineral Resource and Mineral Reserve estimates reported in Section 14 and Section 15 of the Lindero Technical Report. The verification process focused on the database; collars and downhole surveys; lithologic logs; assays; metallurgical results; and geotechnical parameters. The Company checked all collar and downhole survey information for each campaign against source documentation and completed a hand-held GPS survey of randomly selected drill hole collars. The results showed a good agreement with locations in the database. In August 2016, the Company initiated a comprehensive program of relogging to verify the original lithologic descriptions.

The Company contracted Call & Nicholas Inc. (CNI) to validate all geotechnical data, data collection methods, slope stability analysis methods, and slope angle recommendations presented previously by other consultants to determine feasibility-level slope angle recommendations for design of the planned Lindero final pit.

The Lindero Technical Report author is of the opinion that the data verification programs performed on the data collected from the Project are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Lindero Project.

Mineral Processing and Metallurgical Testing

The Lindero Project has an extensive body of metallurgical investigation comprising several phases of testwork as indicated in the KCA (2016a) Technical Report, and summarized in Section 13 of the Lindero Technical Report. In general, the testwork was done to industry standards. However, some leach conditions set for the testwork made interpretation difficult. Reinterpretation of the raw test data provided the basis for advancing the metallurgical knowledge base for Fortuna.

Since September 2016, the Company has performed complementary metallurgical testwork in the areas of comminution, heap permeability and cement agglomeration, gold extraction in column tests, and copper removal with sulfidization-acidification-recycle-thickening (SART) technology with the purpose of confirming and optimizing process design criteria.

Table 1.1 shows key gold extraction results for 10-m columns from laboratory testwork, carried out in the first semester of 2017, on material cured in a cyanide solution and agglomerated. A 4 % deduction (absolute) has been used in the design to allow for the differences between laboratory and expected operational results.

Table 1.1         Key gold extraction results for 10-m columns

		Met Type as	Gold Extraction
	Met Type	Percentage of	Laboratory	Field
Met Type	Description	Reserve	(%)	(%)
1	Fresh Intrusive	63	79.4	75.4
2	Oxide Porphyry	20	82.2	78.2
3	Fresh porphyry	9	82.5	78.5
4	Sediments	8	72.5	68.5
		Weighted average	79.7	75.7

Optimization of the process design has confirmed the benefit of the use of a high-pressure-grinding-roll (HPGR), the inclusion of cyanide cure of ore, and copper removal/cyanide recovery with a SART plant. Results indicate that these components allow for improved gold leaching kinetics and effective extraction of copper from the pregnant solution.

Ore will be crushed at a nominal rate of 18,750 tpd using a three-stage crushing system including a HPGR in the tertiary stage. A final crush size of P80 6.0 mm is projected. The crushed product will be agglomerated and cured with a cyanide solution and then conveyed to the leach pad. A mobile conveying and stacking system will be used to stack ore in 10-m-high lifts. The life-of-mine (LOM) leach pad area is projected at 105 ha with a maximum height of 110 m. Leaching will be carried out in two stages with a first stage of 30 days and a second stage of 60 days.

The gold pregnant solution will be pumped at a rate of 400 m3/hr to a SART plant, where copper in solution will be precipitated to maintain copper levels below 400 ppm in the solution. The Project contemplates an expansion of the pregnant solution flow rate from 400 m3/hr to 600 m3/hr in year four with the objective of reducing gold ounce inventory in the heap at the end of mining.

Following the SART plant, the pregnant solution will go to an adsorption, desorption, recovery (ADR) plant and then to electrowinning and refining where gold will be poured in doré bars. LOM recovery is estimated at 75%.

It is the opinion of the Lindero Technical Report author that the Lindero samples tested represent the orebody with respect to grade and metallurgical response. The differences between metallurgical lithologies are minimal with regard to extraction. Cyanide consumptions are higher with the more oxidized Met 2 samples as would be expected. Minimal metallurgical differences were expected after review of the historical work.

Physical differences appear to have greater impact on the processing of the Lindero met types. Of significant importance is the ability of the agglomerated ore to support the planned heap height.

No significant deleterious materials such as mercury or clays were noted in the samples tested.

A high level of metallurgical and process risk mitigation is incorporated in the process design with HPGR crushing, agglomeration and the SART plant. With these installations any expected short-term variation in ore composition (i.e. elevated soluble copper content) or physical properties (i.e. elevated gypsum levels or increased ore hardness at depth) can be accommodated in the normal course of operations.

Mineral Resources and Mineral Reserves

Mineral Resource estimation of the Lindero Deposit involved the use of drill hole and channel sample data in conjunction with surface mapping to construct three-dimensional (3-D) wireframes to define individual lithologic structures and oxide–mixed–sulfide horizons. Drill hole samples were selected inside these wireframes, coded, composited and grade top cuts applied if applicable. Boundaries were treated as either soft, firm or hard with statistical and geostatistical analysis conducted on composites identified in individual lithologic units. Gold and copper grades were estimated into a geological block model consisting of 10 m x 10 m x 4 m selective mining units (SMUs). Grades were estimated using dynamic anisotropy by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated metal prices, costs, geotechnical constraints, and metallurgical recoveries to fulfill the expectation of reasonable prospects of eventual economic extraction. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Mineral Reserves are exclusive of Mineral Resources and Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories can be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves and Mineral Resources exclusive of Mineral Reserves as of September 9, 2017 are reported in Table 1.2 and Table 1.3 respectively:

Table 1.2         Mineral Reserves as of September 9, 2017

				Contained Metal
Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Proven	26,009	0.74	0.11	618
Probable	62,263	0.57	0.11	1,131
Proven + Probable	88,272	0.62	0.11	1,749

Table 1.3         Mineral Resources as of September 9, 2017

				Contained Metal
Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Measured	610	0.24	0.06	5
Indicated	11,897	0.24	0.07	92
Measured + Indicated	12,507	0.24	0.07	97
Inferred	5,700	0.36	0.10	65

Notes:

•	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•	Mineral Resources are exclusive of Mineral Reserves

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

•	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Lindero

•	Mineral Resources and Mineral Reserves are estimated and reported as of September 9, 2017

•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being current or former employees of Fortuna Silver Mines Inc.

•	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long-term gold prices of US$ 1,250/oz. Assumptions used in the pit design are the same as those for the resources

•	Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of US$ 1,250/oz, mining costs at US$ 1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of mineralized material and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$ 6.90 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations

•	Totals may not add due to rounding

Mineral Reserves are estimated at 88.3 Mt as of September 9, 2017 which is sufficient for a thirteen-year LOM considering 350 days in the year for production and a capacity rate of 18,750 tpd. Expectation based on an optimized production schedule is for an annual average production of 129,000 troy ounces of gold.

Proven and Probable Mineral Reserves are estimated to contain 1.75 Moz gold, reflecting a 12 % decrease in contained gold ounces relative to the October, 2015 Mineral Reserve estimate. Variations are the result of:

•	A smaller ultimate pit shell based on updated metal prices, mining costs, and metallurgical recoveries resulting in a decrease in the Measured and Indicated Mineral Resources

•	2016 drilling which upgraded 12 Mt to Indicated Mineral Resources with a loss of that amount of Inferred Mineral Resources

•	Adjustments to the geological interpretation and estimation methodology

Mining methods

The Lindero Project will be an owner-operated conventional open pit mining operation with a nominal rate of 18,750 tpd of ore and a life of pit operations of 13 years using existing reserves. The ratio of waste to ore over the LOM is 1.2 to 1. The key mining fleet equipment will be initially composed of six 91 tonne (100-ton) trucks and two 17 cubic yard wheel loaders.

In the initial two years, the operation will benefit from mining the higher-grade, outcropping portion of the deposit, with an average head grade of 0.90 g/t Au, and a low strip ratio of 0.77 to 1. For the initial four years, the average head grade is projected at 0.77 g/t Au, and a strip ratio of 1 to 1.

Mining costs benefit from short haul distances from the pit to the primary crusher and waste dumps. Maximum distances are in the range of 2 km. The LOM direct mining cost is estimated at US$ 1.1 per tonne moved.

The Lindero Technical Report author is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined

•	The open pit, heap leach pad, waste dump designs, and equipment fleet selection are appropriate to reach production targets

•	The mine plan is based on successful mining philosophy and planning, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan and are considered as waste

•	The mobile equipment fleet presented is based on simulations and bench marks to similar operations achieving similar production targets

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

•	Major planned maintenance of the main equipment, such as loaders and trucks, have been covered in sustaining capital by purchasing additional equipment that can replace any possible lost production hours and not impact production targets

•	The ancillary equipment appears to be undersized, especially dozers, but this would be covered by renting additional equipment as necessary

Recovery methods

Most of the major process concepts presented in the 2016 Technical Report such as: high pressure grind roll (HPGR)-crushing, cyanide heap leaching and carbon adsorption recovery, remain unchanged for the updated 2017 Lindero Technical Report. Additional physical and metallurgical understanding, developed by the testwork conducted by the Company in 2016 and 2017, resulted in modifications in the approach to these major process concepts for the Lindero Project as follows.

•	A concentrated cyanide cure was added to shorten the leach cycle and increase extraction

•	Agglomeration with cement was added to support a 110-m-high heap with the HPGR-crushed ore

•	Conveyor stacking was included from startup

•	Two-stage leaching was included to increase preg grades and reduce overall flowrate to the ADR plant

•	A SART plant was included to control the copper in solution

•	Leach solution flow will be increased 150 % in Year 4 to reduce in-heap gold inventory

Unit operations for the Lindero process were selected based on the physical and metallurgical needs of the Lindero ore to achieve maximum extraction of gold. No novel or untried technology will be employed in the process.

Project infrastructure

The Lindero Technical Report author is confident that all mine and process infrastructure and supporting facilities have been included in the general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The Project will have good year-round access with significant road improvements planned for stretches of road between Tolar Grande and the Fortuna camp

•	The Project site infrastructure has a compact layout footprint of approximately 60 ha

•	Power will be generated on-site by a contractor through an 8 MW capacity diesel oil plant

•	Electrical power will be generated on site under a contract power supply arrangement with a local company who specializes in such services

•	Total water requirements are 97.7 m3/hr and will be primarily sourced from two existing wells located 13 km southeast of the Project site, along with an additional well to be drilled as part of construction activities

•	Most of the process buildings for the Lindero Project have been primarily designed as steel frame buildings with modular thermo-acoustic panels; in general, these are pre-engineered and pre-fabricated steel buildings which include all structural members, exterior doors and windows, roofs, insulation, interior and exterior wall panels and all connectors required to erect and assemble the buildings on-site

•	A permanent accommodation camp for 320 beds will be built for the LOM operation. For the construction period, temporary accommodations will be implemented to accommodate the peak of construction manpower estimated at 600 people

Market studies and contracts

No market studies are currently relevant as the Lindero Project will produce a readily-saleable commodity in the form of doré.

As of the effective date of the Lindero Technical Report, the Company has not entered into any material contracts required for the development of the Lindero Project including mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.

The gold price used for the base case cash flow analysis is $1,250/oz. Sensitivities with variable price projections have also been considered. The Lindero Project, like most gold projects, is highly sensitive to changes in the gold price.

The Lindero mine product will be doré bars containing an estimated gold content averaging 84 % for the Project life. Overall gold extraction in respect to ore placed on the heap leach is estimated to be approximately 75%.

The Lindero Technical Report author has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available regarding industry norms. The information can be used in mine planning and economic analyses for the Lindero Project in the context of the Lindero Technical Report.

Environmental studies and permitting

In November 2010, Mansfield submitted an Environmental Impact Assessment (EIA) for the Lindero Project, and in November 2011 received approval through the issue of the Declaración de Impacto Ambiental (DIA). Approval of the EIA represents formal approval for mine construction, allowing excavation to proceed. Environmental law requires that the EIA be updated biannually with the current report submitted in December 2015 and an updated report planned for submission in March 2018.

Mansfield received a mine permit to build a heap-leach gold mine at up to 30,000 tpd as detailed in the Pre-Feasibility Study (AMEC, 2010b).

The Salta Provincial authorities have approved the building and electrical permits that Mansfield requires to commence construction at Lindero. Electrical, structural, building and seismic plans have been reviewed and approved by COPAIPA (Dec 2013), the professional engineering institution that overlooks all construction in Salta Province. Mansfield is planning to submit additional information to COPAIPA in 2017 to obtain the permits for construction of the agglomeration and SART plants that have been added to the process design. Mansfield does not foresee any issues in obtaining the necessary permits to complete construction and commence operation at the Lindero Project.

In addition, a formal public declaration of support for the Lindero development has been issued by the provincial government, recognizing the Lindero Project as the priority development project for the Salta Province.

Environmental risks during the closure stage will be reduced by remediation and monitoring work. At the closure stage, soil will be contoured by heavy machinery to minimize the long-term impact of mining activity, and return the topology of the land to resemble prior conditions. However, the movement of soil, and thus the risk, will be significantly less than in the mining operations stage.

One social-environmental risk will be the completion of contracts of employment directly, or indirectly, through contractors, and the surrounding communities. It will be imperative to implement measures to mitigate this impact during the whole period of mine operation.

A significant environmental risk will also be present during the closure of facilities, which will cause significant production of non-hazardous industrial waste and hazardous products from the movement of heavy machinery. It will be essential to establish clear environmental policies with the contractors during this process.

It is the opinion of the Lindero Technical Report authors that the appropriate environmental, social and community impact studies have been conducted to date at the Lindero Project. Mansfield has maintained all necessary environmental permits that are the prerequisites for the granting of construction permits that will need to be obtained upon completion of detailed engineering designs for the Project infrastructure.

Capital and operating costs

Capital and operating costs for the Lindero Project were estimated by the Company with the assistance of Elbow Creek, Allard Engineering Services, and Saxum Engineered Solutions (Saxum), a local engineering firm. These costs are based on the design outlined in the Lindero Technical Report, and are considered to have an accuracy of +/-15%. All costs are in second and third quarter 2017 US dollars (US$). No escalation factors have been applied to any costs, present or future capital. The total mine capital cost is estimated to be US$ 282 million.

Expansion (future) capital for the Project includes the Phase 2 leach pad construction in Year 3, and expansion of the ADR plant and solutions handling in the leach pad area in Year 3. The total future capital is estimated at US$ 113 million.

Closure and reclamation costs are estimated at US$ 35 million, incurred in Year 13 through Year 17.

The total LOM operating cost for the Lindero Project is US$ 10.32 per tonne of ore processed.

Costs were estimated primarily by the Company for mine pre-production and mine equipment costs. Saxum provided cost estimates for major and secondary equipment, buildings, infrastructure and major contracts. All equipment and material requirements are based on the design information described in the Lindero Technical Report. Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items, and major construction contract unit rates. Where supplier quotes were not available for minor items, a reasonable cost estimate was made based on supplier quotes in Saxum’s project files. All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer, or estimated to be fabricated new.

Economic analysis

The results of the economic analysis discussed in the Lindero Technical Report represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold and other metals; technological and operational hazards during the development of the project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the timing and availability of financing; governmental and other approvals; political unrest or instability; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for fiscal 2016. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Lindero Technical Report, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The Lindero Project economics were evaluated using a discounted cash flow (DCF) method, which estimates the net present value (NPV) of future cash flow streams. The final economic model was developed by Fortuna using the following assumptions:

•	Period of analysis of 16 years (includes one year of pre-production and investment), 13 years of production, and two years for closure and reclamation

•	Gold price of US$ 1,250/oz

•	Processing rate of 18,750 tpd ore

•	Metallurgical recovery of 75%

•	Initial capital and operating costs as developed in Section 16.5 and 21 of the Lindero Technical Report

•	Closure capital costs as outlined in Section 20 of the Lindero Technical Report

The Lindero Project shows an NPV of US$ 130 million after tax using a discount rate of 5%, with an internal rate of return (IRR) of 18%, and a payback period of 3.6 years, based on the LOM production plan, assumed metal prices, and integrated leaching treatment of gold and copper.

NPV and IRR display the greatest sensitivity to gold metal prices and metallurgical recoveries according to the sensitivity analysis.

The Lindero Technical Report author considers the financial model to be a reasonable estimate of the economic situation at Lindero and based on the assumptions in the Lindero Technical Report, the Lindero Project shows a positive DCF over the LOM and supports the Mineral Reserve estimate. The mine plan is achievable under the set of assumptions and parameters presented.

Other Relevant Data and Information

Goldrock commissioned Vector Argentina SA (Ausenco; 2009a, b) and Conhidro (2013) to conduct a hydrologic study of the Project area, during the detailing of the environment base line map and EIA study. As part of the study, the Rio Grande hydrologic basin was defined through the evaluation of various field parameters and review of satellite images. The basin was determined to be 1,687 km2 in size. Exploration for groundwater resources was undertaken, and successfully identified possible sources.

A number of geotechnical studies were performed at the Lindero Project and reviewed by CNI. Those studies form the basis for the pit slope estimates used in the mining model. Included in the studies were geotechnical surveys for heap leach and waste dumps. These studies are considered by the Lindero Technical Report to be consistent with industry practices and adequate to support mine design.

Conclusions, Risks, and Opportunities

The Lindero Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of the Lindero Technical Report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. The Lindero Technical Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the Linder Technical Report authors during the evaluation of the Lindero Project.

Opportunities include:

•	Once mining commences there is an opportunity to collect additional geotechnical data from the open pit that could support an increase in final pit slope angles, potentially decreasing stripping ratios and/or increasing Mineral Reserves.

•	The Arizaro porphyry system is not included in the current mine plan. However, it represents upside opportunity for the Project if a satellite operation can be developed on the deposit.

•	Infill drilling could support the conversion of Inferred Resources to Measured or Indicated Resources and, with the appropriate studies, to Mineral Reserves. This represents additional upside potential for the planned operation.

•	The Lindero porphyry gold system remains open at depth below the pit shell constrained reported reserves and resources. An area of interest has been identified by Fortuna during the drilling campaign carried out in 2016 with drill hole LDH-126 encountering 0.97 g/t Au over a 38 m interval (refer to discussion in Section 10). This is supported by historical drilling from 2007 including drill hole LDH-86 averaging 1.06 g/t Au over a 52 m interval which bottomed in mineralization. These intercepts warrant follow-up drill testing.

•	There are a number of local exploration targets within the concession boundary, that with further work, represent upside opportunity to identify mineralization that can potentially add to the resource base.

•	If historical samples are assayed for cyanide-soluble copper, there is an opportunity to construct a metallurgical model and incorporate this into the scheduling and process design. This would support optimization of blending strategies and better understanding of recoverable copper as a by-product from the SART plant. Improved copper recoveries could have a minor positive impact on the mine economics.

•	Performance of the equipment can be tracked with the implementation of a fleet management system to record the main key performance indicators (KPI’s) which will provide an opportunity to improve utilization and time loss productivity.

•	Once mining commences there is an opportunity to conduct additional blasting fragmentation analysis so as to improve mining productivity and optimize mining costs.

Risks include:

•	Local behavior of cyanide-soluble copper is not fully understood, and cannot be modeled due to a lack of assays from historical core. Levels of soluble copper could be higher than anticipated in certain areas of the deposit requiring adjustments to mine plans and schedules to reduce the impact in the plant. The introduction of a SART plant has greatly reduced the potential impact of soluble copper at the Project.

•	Delaying the acquisition of fleet equipment could cause delays in the execution of certain activities. It is therefore imperative that a clear schedule of lead times is established, and equipment purchased in a timely manner to ensure on time delivery.

•	Fortuna calculates that two loaders are needed from Year 3 onwards, but simulations indicate that three may be required in Year 2. Once mining commences and data on loader productivity is collected, a new fleet simulation should be performed to confirm if a third loader is required in Year 2 and if so how this will affect sustaining capital expenditure.

•	There is a risk that two dozing machines in the original capital estimate are insufficient. Fortuna plans to mitigate this risk by renting additional ancillary equipment as required.

•	There is a risk that haul truck tire life of 8,500 hours is higher than can be achieved at the operation, which could lead to marginally higher operating costs than anticipated.

Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated and include:

•	Continued work at Arizaro that focuses on the controls of lithology, structure, and alteration on mineralization so as to determine the suitability of material as a potential feed for the Lindero plant and to support the estimation of Mineral Resources. It is recommended that a 2,000-m reverse circulation (RC) drill program (approximately 100 holes at a 75 m spacing) is conducted at a cost of approximately US$ 500,000.

•	An infill drill program involving the drilling of approximately 3,000-m of RC drill holes is recommended to improve the geological understanding of material planned for extraction in Years 1 and 2 of the mine. The cost of such a program is estimated at approximately US$ 750,000.

•	Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization. It is recommended that the Company evaluate the property for mineralization beyond the two known porphyry systems at Lindero and Arizaro. For example, alteration zones and silica structures located within the concession, 2.5 km due south of the Lindero Project site, remain open for evaluation. Exploration work would primarily involve mapping and carry no additional cost to the Lindero Project.

•	It is recommended that a drill hole spacing study be conducted to establish the density of sampling that is required to reduce the grade variability to acceptable levels for specified extraction time frames in respect to infill and blast control drilling. This will be used to support the estimated meters of infill drilling. The study can be conducted either inhouse (at no cost) or by external consultants, at an estimated cost of US$ 25,000.

•	Additional analysis is recommended into the mine operating and ore control process, in particular, the usage of optimum dig lines for open pit grade control, with the objective of minimizing ore loss and maximizing profit. The cost of licenses and implementing such software is estimated at US$ 276,000.

•	A fleet management system should be considered for KPI purposes, which will provide an opportunity to improve utilization and time loss productivity. The cost of licenses and implementing such software is estimated at US$ 1.5 million.

•	The cement in each lift on the heap will cure for several months before another lift is placed. It may be several years before any block of agglomerated ore receives 110 m of loading. It is recommended that a long-term stacking test be conducted to see if ageing will improve the ability of the ore to support the 110-m height with less cement. The estimated cost of the testwork is US$ 20,000.

•	The high static holdup (adsorbed moisture) in the heap makes the secondary leach at 6 l/hr/m2 inefficient when the heap height increases. There is a possibility that a surface tension modifier may reduce the amount of adsorbed moisture in the heap reducing the inventory. The estimated cost of the testwork is US$ 20,000.

[End of Extract of Summary from Lindero Technical Report]

Exploration Work Subsequent to the Lindero Technical Report.

Lindero Infill Drill Program

In accordance with the recommendations of the authors of the Lindero Technical Report, the Company completed an infill drilling program in 2018, consisting of 61 diamond drill holes totaling 1,952 meters, focused on the areas planned for mining at the Lindero Project in year one of production with holes ranging from 12 meters to 68 meters in length. The program was designed with three objectives: to improve the estimation of grades in mineralized areas with lower density of drilling; to better define the contact between mineralized and non-mineralized material at the periphery of the deposit and at the boundaries between lithologic units; and to source fresh samples for complementary metallurgical column tests on Mineral Reserves scheduled for year one production. The drilling results are being incorporated into an updated internal estimate of Mineral Resources and Reserves with the intention of optimizing the mine plan to capture the benefits of these new results. Such updated technical information will not materially change the existing Mineral Resources estimates.

Arizaro Surface Core Drill Program

In accordance with the recommendations of the authors of the Lindero Technical Report, during 2018 the Company completed a surface core drill program of 2,178 meters in 12 holes to vertical depths of less than 200 meters aimed at identifying near surface porphyry-style gold mineralization hosted in magnetite and biotite-rich breccia zones and in associated stockwork veins. Drill highlights include:

ARD32 - 0.61 g/t Au and 0.14 % Cu over 78 meters

ARD38 - 0.67 g/t Au and 0.16 % Cu over 52 meters

ARD41 - 0.70 g/t Au and 0.29 % Cu over 82 meters

Drill hole ARD41 is located approximately 350 meters west of previous drilling and represents a new zone that requires additional exploration. Please refer to the Company’s news release dated February 14, 2019 entitled “Fortuna provides review of Brownfields exploration programs” for full details of the drill program.

Update on Construction at the Lindero Project

Please refer to “General Development of the Business” for an update on the construction at the Lindero Project.

DIVIDENDS

The Company has not to date paid any dividends on its Common Shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital is an unlimited number of Common Shares without par value. All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting. The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. Each Common Share carries one vote per share.

Dividends. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board from time to time may declare, out of funds legally available therefor.

Rights on Dissolution. In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights. No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares.

MARKET FOR SECURITIES

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) until January 18, 2010 when the Company graduated to the Toronto Stock Exchange (“TSX”). On September 19, 2011, the Company’s Common Shares were listed and posted for trading on the New York Stock Exchange (“NYSE”). The Company’s shares currently trade on the NYSE under the symbol “FSM”, on the TSX under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”. On May 14, 2015, the Company voluntarily delisted its Common Shares from the Lima Stock Exchange as a very limited amount of trading of the Company’s Common Shares occurred on such Exchange.

Trading Prices and Volume

The following table sets forth the high and low sale prices and trading volumes of the Common Shares on the TSX and the NYSE during the fiscal year ended December 31, 2018:

Toronto Stock Exchange

Month	High (C$)	Low (C$)	Volume
December 2018	5.10	4.23	10,898,500
November 2018	5.25	4.22	8,088,900
October 2018	5.75	4.60	11,143,100
September 2018	5.92	5.39	9,246,700
August 2018	7.16	5.74	7,120,700
July 2018	7.78	7.06	5,660,400
June 2018	7.69	7.08	7,983,000
May 2018	7.55	6.95	7,073,200
April 2018	7.63	6.57	8,416,400
March 2018	6.82	5.66	7,443,600
February 2018	6.06	5.29	5,946,300
January 2018	6.71	5.77	10,765,500

New York Stock Exchange

Month	High (US$)	Low (US$)	Volume
December 2018	3.75	3.16	21,314,000
November 2018	4.02	3.16	18,261,500
October 2018	4.49	3.53	19,317,300
September 2018	4.57	4.09	15,756,100
August 2018	5.52	4.36	17,219,800
July 2018	5.94	5.31	13,043,700
June 2018	5.78	5.41	16,737,300
May 2018	5.88	5.40	16,357,900
April 2018	6.08	5.13	19,749,300
March 2018	5.30	4.40	18,054,500
February 2018	4.86	4.19	19,702,300
January 2018	5.34	4.68	22,602,300

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board presently consists of seven directors. The directors will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present

SIMON RIDGWAY Chairman and Director British Columbia, Canada	Chairman of the Company; President & CEO of Radius Gold Inc. (mineral exploration).	January 25, 2005 to present

MARIO SZOTLENDER (5) Director Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration companies.	June 16, 2008 to present

DAVID FARRELL (2) (3) (4) Lead Director British Columbia, Canada	President of Davisa Consulting (a private consulting company).	July 15, 2013 to present

DAVID LAING (3) (4) (5) Director British Columbia, Canada	Mining Engineer; Independent Mining Executive, November 2018 to present; Chief Operating Officer of Equinox Gold Corp. and predecessors (mining), August 2016 to November 2018; Chief Operating Officer of True Gold Mining Inc. (mining), June 2015 to April 2016; Chief Operating Officer of Quintana Resources Inc. (resource industry management), 2014 to 2015.	September 26, 2016 to present

ALFREDO SILLAU (2) (3) (5) Director Lima, Peru	Managing Partner, CEO and Director of Faro Capital (investment management).	November 29, 2016 to present

KYLIE DICKSON (2) (4) Director British Columbia, Canada	Vice-President, Business Development of Equinox Gold Corp. and predecessors (mining), April 2017 to present; Chief Financial Officer of JDL Gold Corp. until its acquisition of Luna Gold Corp. (mining), October 2016 to April 2017; Chief Financial Officer of Anthem United Inc. (mining), March 2014 to October 2016.	August 16, 2017 to present

LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A

MANUEL RUIZ-CONEJO Vice-President of Operations Lima, Peru	Vice-President of Operations of the Company.	N/A

JOSE PACORA Vice-President of Project Development Lima, Peru	Vice-President of Project Development of the Company, November 2014 to present; Corporate Project Manager of the Company, February 2012 to November 2014.	N/A

DAVID VOLKERT Vice-President of Exploration British Columbia, Canada	Vice-President of Exploration of the Company, August 2016 to present; President / Chief Executive Officer of Paget Minerals Corp. (mineral exploration), January 2010 to August 2016.	N/A

ERIC CHAPMAN Vice-President of Technical Services British Columbia, Canada	Vice-President of Technical Services of the Company, January 2017 to present; Corporate Head of Technical Services of the Company, July 2016 to December 2016; Mineral Resource Manager of the Company, April 2011 to July 2016.	N/A

GORDON JANG Vice-President of Finance and Accounting British Columbia, Canada	Vice-President of Finance and Accounting of the Company, April 2017 to present; Consultant, Hudbay Minerals Inc. (mining), July 2014 to March 2017; Vice-President, Corporate Controller of Augusta Resource Corporation (mining), February 2009 to July 2014.	N/A

As at December 31, 2018, the directors and executive officers of the Company beneficially owned or had control or direction over, directly or indirectly, an aggregate of 808,826 Common Shares, representing approximately 0.46% of the issued Common Shares of the Company.

Notes:

(1)	The information as to country of residence, principal occupation, and Common Shares held is not within the knowledge of the management of the Company and has been furnished by the respective individuals.
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance and Nominating Committee of the Company.
(5)	Member of the Sustainability Committee of the Company.

Cease Trade Orders or Bankruptcies

On April 3, 2017, a management cease trade order (“MCTO”) was issued by the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities pursuant to National Policy 12-203 Management Cease Trade Orders in connection with the late filing of the Company’s annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015 and the AIF for the year ended December 31, 2016 (the “Annual Documents”). The MCTO prohibited the Chief Executive Officer and the Chief Financial Officer of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Documents as well as its interim financial documents for the first quarter of 2017, and the regulator revokes the MCTO.

The Annual Documents were filed on May 15, 2017. Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Other than as set forth above, as at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than as disclosed above;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities. The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Kylie Dickson, Alfredo Sillau and David Farrell. All members of the Committee are “independent” and “financially literate”, within the meanings given to those terms in NI 52-110.

The education and experience of the Audit Committee members that is relevant to the performance of their responsibilities as audit committee members is as follows:

Audit Committee Member	Education and Experience
Kylie Dickson	Ms. Dickson is a Canadian Chartered Professional Accountant with more than 13 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. She is currently Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Alfredo Sillau	Mr. Sillau is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, he headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Mr. Sillau actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management. Mr. Sillau is a Harvard graduate. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

David Farrell	Mr. Farrell is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies. He formerly was Managing Director of Mergers & Acquisitions at Endeavour Financial where he successfully closed over $25 billion worth of M&A transactions for junior and mid-tier natural resource companies. Before his 12 years at Endeavour Financial, David was a lawyer at Stikeman Elliott LLP, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B and was called to the bar in both British Columbia and England. In addition, he has completed the ICD-Rotman Directors Education Program and been awarded the ICD.D designation. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

The auditor of the Company obtains, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditor for the coming fiscal year. If other service requirements arise during the year, the Audit Committee pre-approves such services at that time, prior to the commencement of such services.

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, was appointed as auditor of the Company in the place of Deloitte LLP.

During the Company’s most recently completed fiscal year, no services were performed by the Company’s auditor pursuant to the De-Minimus Non-audit Services exemption contained in NI 52-110.

During the Company’s most recently completed fiscal year, the Company’s auditor performed certain non-audit services. Fees charged (in Canadian dollars) by KPMG LLP and Deloitte LLP during the last two fiscal years are as follows:

	2017 (Deloitte)	2017 (KPMG)	2017 Total	2018 (KPMG)
Audit Fees	$793,098	$876,169	$1,669,267	$1,040,300
Audit-Related Fees	$262,150	Nil	$262,150	Nil
Tax Fees	$36,113	Nil	$36,113	Nil
All Other Fees	Nil	$4,935	$4,935	Nil
	$1,091,361	$881,104	$1,972,465	$1,040,300

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The fees charged in 2017 by Deloitte LLP include services for securities and prospectus engagements.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above. The amount for 2017 relates to services performed by KPMG LLP prior to their being appointed auditor of the Company.

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company, at its offices in Vancouver, BC and Toronto, ON. The Company’s co-transfer agent and registrar in the United States is Computershare Trust Company, N.A. at its office in Golden, Colorado.

MATERIAL CONTRACTS

In connection with the Financing described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments”, the Company entered into an underwriting agreement dated January 24, 2017 with the Underwriters, pursuant to which the Underwriters agreed to buy Common Shares on a bought-deal basis. The Company paid a commission to the Underwriters of US$0.29925 per Common Share issued in the Financing, and reimbursed certain expenses of the Underwriters incurred in connection with the Financing.

Other than as disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, there are no contracts that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2018 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

The updated Mineral Resource estimates for the Caylloma Mine and the San Jose Mine as at December 31, 2018 described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments” were prepared under the supervision of Eric Chapman, Vice President of Technical Services of the Company. The Mineral Reserve estimate was prepared under the supervision of Amri Sinuhaji, Director of Technical Services, Mine Planning of the Company.

Eric Chapman and Amri Sinuhaji, each a Qualified Person as defined by NI 43-101, are the authors of the Caylloma Technical Report and the San Jose Technical Report.

Eric Chapman is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company and he has reviewed and approved the scientific and technical information contained in this AIF.

Interests of Experts

To the knowledge of the Company, as at the dates of the Caylloma Technical Report, the San Jose Technical Report and as of the date hereof, Eric Chapman and Amri Sinuhaji together own, directly or indirectly, less than one percent of the outstanding Common Shares. Neither of Eric Chapman or Amri Sinuhaji has received a direct or indirect interest in the property of the Company.

KPMG LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com. Information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its Annual General Meeting held on June 14, 2018. Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2018 and the management’s discussion and analysis thereon.

Schedule “A”

FORTUNA SILVER MINES INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:

i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.	takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.	reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.	reviews and evaluates the performance of the external auditors; and

h.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.	reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.	reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.	meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

-ii-

Interim Financial Statements

The Audit Committee:

a.	reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.	reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.	consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.	reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.	reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company’s external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Audit Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

-iii-

d.	has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.	has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.	pre-approves non-audit services to be performed by the external auditors, in accordance with the provisions of National Instrument 52-110 – Audit Committees (“NI 52-110”).

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent, subject to any exemptions or relief that may be granted from such requirements under NI 52-110, and have relevant skills and/or experience in the Audit Committee's areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board. The Board fills any vacancy on, and may appoint any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee. The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by electronic means) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting.

-iv-

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

Delegation

The Audit Committee may, in its discretion and where permitted by NI 52-110, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a whistle-blower policy as detailed in the Code of Business Conduct and Ethics and Whistle-Blower Policy, which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the whistle-blower policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.

Approved by the Board: March 27, 2019

-v-